      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 21, 2000


                                               REGISTRATION NO. 333-30162_______

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ---------------

                          AMENDMENT NO. 2 TO FORM S - 1
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933


                                 BRAINTECH, INC.
             (Exact name of Registrant as specified in its charter)

            NEVADA                                                                  98-0168932
_______________________________          ____________________________           __________________
(State or other Jurisdiction of          (Primary Standard Industrial            (I.R.S. Employer
incorporation or organization)            Classification Code Number)           Identification No.)

               930 West First Street, Suite 102, North Vancouver,
                        British Columbia, Canada V7P 3N4
                            Telephone (604) 988-6440
              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)

                           National Registered Agent
                        1090 Vermont Avenue, Suite 910
                            Washington, D.C. 20005
                           Telephone (202) 371-8090
          _________________________________________________________
          (Name, address, including zip code, and telephone number,
                   including area code,of agent for service)
                                  COPIES TO:
                          Grant Sutherland, Chairman
                                BrainTech, Inc.
                          1600 - 777 Dunsmuir Street
                          Vancouver, British Columbia
                                    V7Y 1K4
                   Tel: (604) 688-0047 Fax: (604) 688-0094
       Approximate date of commencement of proposed sale to the public:
  As soon as practicable after this registration statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. [x]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE

----------------------------------------------------------------------------------------------------------------------
 Title of Each Class of                           Proposed Maximum          Proposed Maximum
    Securities to be         Amount to be        Offering Price Per        Aggregate Offering          Amount of
       Registered             Registered              Share(1)                  Price(1)           Registration Fee
----------------------------------------------------------------------------------------------------------------------
Common Shares                 11,095,000               $3.00                  $33,285,500               $8,787
----------------------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of computing the registration fee pursuant to Rule 457(a) under the Securities Act of 1933.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), shall determine.

                                 BRAINTECH, INC.

Cross Reference Sheet to Item 501(b) of Regulation S-K Showing Location in prospectus of Information Required by Items of Form S-1

     REGISTRATION STATEMENT ITEM NUMBER                      LOCATION OR CAPTION IN PROSPECTUS
1.   Forepart of Registration Statement and Outside          Outside Front Cover Page
     Front Cover Page of Prospectus
2.   Inside Front and Outside Back Cover Pages of            Inside Front and Outside Back Cover Pages
     Prospectus
3.   Summary Information, Risk Factors                       Prospectus Summary; Risk Factors; Selected Consolidated
                                                             Financial Data;
     Ratio of Earnings to Fixed Changes                      Not applicable
4.   Use of Proceeds                                         Prospectus Summary; Use of Proceeds
5.   Determination of Offering Price                         Risk Factors; Nature of Trading Market; Plan of
                                                             Distribution
6.   Dilution                                                Not Applicable.
7.   Selling Security Holders                                Selling Shareholders
8.   Plan of Distribution                                    Plan of Distribution
9    Description of Securities to be Registered              Description of Capital Stock
10.  Interests of Named Experts and Counsel                  Not applicable
11.  Information with respect to the Registrant
     (a) (1) Description of Business                         Prospectus Summary; Business - The Company
         (2) Description of Property                         Business - Description of Property
         (3) Legal Proceedings                               Business - Legal Proceedings
         (4) Control of Registrant                           Principal Shareholders
         (5) Nature of Trading Market                        Nature of Trading Market
         (6) Exchange Controls and Other                     Enforcement of Civil Liabilities; Description of
             Limitations Affecting Security Holders          Capital Stock
         (7) Taxation                                        Not Applicable
         (8) Selected Financial Data                         Selected Consolidated Financial Data;
         (9) Management's Discussion and Analysis            Management's Discussion and Analysis of Financial
             of Financial Condition and Results              Condition and Results of Operations
             of Operations
        (10) Quantitative and Qualitative                    Management's Discussion and Analysis of Financial
             Disclosures about Market Risk                   Condition and Results of Operations - Quantitative and
                                                             Qualitative Disclosures about Market Risk
        (11) Directors and Officers of Registrant            Management - Directors, Executive Officers and Key
                                                             Employees
        (12) Compensation of Directors and Officers          Management - Executive Compensation
        (13) Options to Purchase Securities from             Management - Executive Compensation; Description of
             the Registrant or Subsidiaries                  Capital Stock - Options to Purchase Securities from the
                                                             Company
        (14) Interest of Management in                       Certain Transactions
             Certain Transactions
     (b) Financial Statements                                Financial Statements
12.  Disclosure of Commission Position on                    Not Applicable.
     Indemnification for Securities Act Liability

                  Subject To Completion, Dated June 21, 2000

PROSPECTUS

                                 BRAINTECH, INC.

                        8,095,000 Shares of Common Stock

This is an offering of up to 8,095,000 shares of BrainTech, Inc. common stock by the persons named in this prospectus as "selling shareholders".

The selling shareholders will control the number of shares offered for sale. The selling shareholders are not required to sell all, or any, of the shares.

The selling shareholders will also control how the shares are offered for sale. The selling shareholders may enter into underwriting agreements, and may pay underwriting discounts or commissions. The selling shareholders will control the prices at which the shares are offered.

Our common shares trade through the OTC-Bulletin Board under the symbol
"BNTI".

INVESTING IN OUR COMMON SHARES INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 3.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURES IN THIS PROSPECTUS. ANY
REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

                 The date of this prospectus is June 16, 2000

                               PROSPECTUS SUMMARY

--------------------------------------------------------------------------------

                                 BRAINTECH, INC.

The core of our business is the development of automated vision systems and related hardware and software products.

We have recently completed our first two sales of customized vision systems - a system for sorting and inspecting brake shoes and a system for sorting transmission casings.

In March 2000 we entered into an alliance agreement with ABB Flexible Automation Group Inc. to identify and develop new projects for customized vision systems. The ABB agreement is our best prospect for generating future sales. For the immediate future, we plan to concentrate our efforts on developing our relationship with ABB, and on attempting to secure additional contracts to develop vision systems in cooperation with ABB.

We have developed specialized hardware and software products to assist in the development of vision systems. The BrainTron processor performs mathematical operations used in recognizing and classifying visual images. The Odysee Development Studio is a software program which allows us to combine the different software components of a vision system quickly and efficiently. We have never generated significant revenue from independent sales of these products, and plan to use them principally internally, in developing customized vision systems.

In July 1998 we also commenced development of the IMPAC accelerator board. The IMPAC board was originally intended to perform logical and mathematical operations used in vision systems. Our current intention is to investigate potential applications for the IMPAC board which sort and filter data transmitted over the Internet. Our investigations into the potential applications of the IMPAC board are at a preliminary stage, and our prospects from generating revenue from the IMPAC board are speculative. In addition, subsequent to our alliance with ABB, development of the IMPAC board has become a secondary priority.

We have never generated significant sales revenue from any of our products or services, and our prospects for doing so in the future are uncertain. An investment in our shares is speculative and involves a high degree of risk.

Our executive offices are located at 930 West 1st Street, Suite 102, North Vancouver, British Columbia, Canada V7P 3N4, and our telephone number is
(604) 988-6440. Our world-wide web address is bnti.com.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                  THE OFFERING

Common shares being offered by the
Selling shareholders:                          8,095,000

Common shares to be outstanding
after the offering:                            45,794,333

Use of proceeds:                               We will not receive any proceeds
                                               of sale from the shares

OTC-Bulletin Board Symbol:                     BNTI

                  SUMMARY OF CONSOLIDATED FINANCIAL INFORMATION

The following table summarizes our consolidated historical financial and operating data for the periods indicated. The historical financial data is not necessarily indicative of our future results.

                             Year ended       Year ended       Year ended       Year ended       Year ended
                              Dec. 31,          Dec. 31,        Dec. 31,         Dec. 31,          Dec. 31,
                                1999             1998             1997             1996             1995
                               (000's)          (000's)          (000's)         (000's)           (000's)
Sales Revenue                   $Nil              $58             $Nil             $Nil              $Nil

Profit (Loss)                 (1,236)          (2,111)            (930)            (960)             (748)
for the period

(Loss) per share               (0.03)           (0.07)           (0.04)           (0.05)            (0.04)
for the period

Our financial statements are presented in United States dollars, and dollar figures stated in this prospectus refer to United States dollars (except where specified otherwise). As our head office is in Canada, many of our transactions (including payment of salaries to our employees) are completed in Canadian dollars ("Cdn$"). For purposes of this prospectus, other than amounts extracted from our financial statements, Canadian dollar amounts have been converted to United States dollars at an exchange rate of Cdn$1.00 = US$0.68.

--------------------------------------------------------------------------------

                                  RISK FACTORS

INVESTMENT IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS BEFORE PURCHASING OUR COMMON STOCK.

BECAUSE WE HAVE EARNED INSIGNIFICANT REVENUES TO DATE, WE FACE A RISK OF INSOLVENCY.

We have never earned significant operating revenue. We have been dependent on equity financing to pay operating costs and to cover operating losses.

We have sufficient cash to pay ongoing operating expenses, at their current level, for approximately the balance of 2000. To continue operation beyond that we will have to generate operating revenue or raise additional capital. If we are unable to do so, we face a risk of insolvency.

Our audited financial statements include a note stating that there is substantial doubt about our ability to continue as a going concern.

BECAUSE OUR SALES PROSPECTS ARE DEPENDENT ON A SINGLE PURCHASER, OUR PROSPECTS FOR EARNING REVENUE IN THE FUTURE ARE UNCERTAIN.

Our best prospect for generating sales revenue is through our alliance agreement with ABB Flexible Automation Group Inc. Apart from our alliance with ABB, we have no established distribution channels or marketing arrangements which have a prospect of generating significant sales. If we are unable to generate sales through ABB, our prospects for generating revenue are speculative.

BECAUSE OUR ALLIANCE WITH ABB IS NEW, WE HAVE NO ASSURANCE THAT IT WILL LEAD TO ADDITIONAL SALES.

We made our alliance agreement with ABB in March 2000, and have completed only one project with ABB to date. We intend to develop our relationship with ABB, and to try to make additional sales through that relationship. However, our relationship is in its beginning stages, and does not yet have a proven track record. Our prospects for generating sales under the ABB alliance are still uncertain.

BECAUSE THE IMPAC BOARD IS IN A PRELIMINARY DEVELOPMENT STAGE, OUR PROSPECTS FOR GENERATING REVENUE FROM IMPAC ARE SPECULATIVE.

During 1999 we completed a prototype for the IMPAC accelerator board, and we plan to investigate potential Internet-related applications for the IMPAC board. However, those investigations are at a preliminary stage, and we have not yet identified specific applications or markets in which the IMPAC board might be profitably exploited. In addition, development of any specific application for the IMPAC board will require substantial capital funding and development time, for which we have not yet allocated any resources. Accordingly, our prospects for generating revenue from IMPAC in the future are speculative.

BECAUSE WE HAVE HAD INSIGNIFICANT SALES TO DATE, WE CANNOT PROJECT WHAT OUR OPERATING COSTS WILL BE IF WE BEGIN TO GENERATE SALES.

If we are able to generate substantial sales, we will likely have to hire additional personnel to service our customers, and to continue development of our technology. We will also likely incur additional marketing and overhead expenses. As a result of our lack of historical sales, we cannot make reliable projections of the number of additional personnel we will require, the cost of employing those personnel, or the level of marketing and overhead expenses we will incur. We thus have no assurance that any revenue we earn will be sufficient to cover the cost of earning that revenue, or to generate operating profits.

BECAUSE WE ARE A SMALL COMPANY WITH INSIGNIFICANT REVENUES, WE MAY BE UNATTRACTIVE TO CUSTOMERS, AND THUS UNABLE TO COMPETE.

The vision systems market is highly competitive, and a number of other suppliers in that market have generated significant sales revenue. According to data published by the Automated Imaging Association, approximately 75 North American suppliers had revenue exceeding $5 million during 1998. Companies already earning substantial revenue may be more attractive to potential customers making it difficult for us to attract customers. Many of our competitors in the vision systems industry may also be located closer to large industrial cities, making it easier for them to attract customers.

BECAUSE WE ARE A SMALL COMPANY, WE MAY NOT BE ABLE TO EXPLOIT THE POTENTIAL OF THE IMPAC ACCELERATOR BOARD.

The computer industry in general is dominated by large corporations which have assets much greater than ours, which are constantly improving the power and efficiency of their own products. These companies might be able to develop products duplicating the features of IMPAC board at modest cost.

We face a continual risk that market opportunities or product features which we intend to exploit can, within a short period of time, become dominated by much larger and wealthier corporations, rendering our products obsolete or non-competitive. We also face the risk that continuing improvements to conventional computer microprocessors will, within a relatively short period of time, exceed any performance advantages which the IMPAC board may have.

In May 2000 United Technologies Microelectronics Corp. announced the development of a product known as the e.Card, which uses a content addressable memory chip similar to the one in our IMPAC board to perform certain data lookup and matching operations. We do not know how fully the e.Card competes with the IMPAC board in its functions and features. However, we face the risk that any potential market for the IMPAC board may become dominated by the e.Card, rendering the IMPAC board non-competitive.

BECAUSE OUR WORK FORCE IS SMALL, OUR BUSINESS COULD BE DAMAGED BY THE DEPARTURE OF A SINGLE EMPLOYEE, OR A SMALL NUMBER OF EMPLOYEES.

We have only four full time employees, and we thus employ only a small number of employees in specific fields important to our business. The departure of a single employee or a small number of employees could materially impair our business.

We do not have written employment contracts with our full time employees. As a result, they can terminate their employment with us on little or no notice. In addition, we do not have key man insurance on any of our employees.

Qualified technical personnel are in great demand in all high technology industries. Accordingly, it may be difficult for us to replace any employees who depart.

BECAUSE OUR WORK FORCE IS SMALL, WE MAY NOT HAVE ADEQUATE PERSONNEL OR SYSTEMS TO COPE WITH AN INCREASE IN SALES.

As a result of our alliance with ABB, we could experience significant growth in orders, sales, and revenue. Because we have so few full time employees, we may not be able to manage the strains that growth may place on our business. We may also have difficulty in hiring additional personnel, owing to the high demand for qualified technical personnel.

BECAUSE OF EXISTING LEGAL CLAIMS, WE FACE A RISK OF MATERIAL ADVERSE
JUDGMENTS.

We face claims totalling approximately $700,000, exclusive of interest and court costs, in two legal actions. While we are defending the claims aggressively, the outcome of the legal actions is uncertain, and could result in substantial judgments against us. Given our current financial position, these judgments could seriously impair our business or our ability to continue as a going concern.

In one of the actions, the plaintiffs have filed an application for summary trial judgment. We are opposing the application. If successful, the application could result in a judgment against us for approximately $600,000, plus over $150,000 in interest and costs, within the next two months. Given our current financial position, a judgment of this size could seriously impair our business or our ability to continue as a going concern.

BECAUSE OF PAST STOCK TRANSACTIONS, WE MAY HAVE MORE STOCK OUTSTANDING THAN OUR RECORDS SHOW.

Between August 1998 and July 1990 our company was named Nevada Manhattan Mining Inc. During that time, previous management may have issued shares or share purchase warrants which were not properly recorded in the corporate records, and of which present management are unaware. We have recently received inquiries from people who claim to have acquired shares and warrants during that time. We face the risk that we may have to recognize shares which these people claim to own, and that we may thus have additional shares outstanding beyond the number shown in our corporate records. We also face the risk that we may not have a reliable means of evaluating the claims of parties who claim to have acquired shares or share purchase warrants under previous management, and that we may thus be forced to recognize claims which are not in fact valid.

We have no reliable means of determining how many shares or share purchase warrants may be involved, although at present we have no reason to believe that the number will be material.

BECAUSE WE SHARE CERTAIN COSTS WITH ANOTHER DEVELOPMENT STAGE COMPANY, OUR OPERATING COSTS COULD INCREASE IN THE FUTURE.

We share some of our premises and personnel with Sideware Systems Inc. Sideware Systems Inc. is a public company whose shares trade on the Canadian Venture Exchange and the OTC Bulletin Board. Grant Sutherland, Owen Jones, and James Speros, our directors, are also directors of Sideware Systems Inc. Sideware Systems Inc. is a development stage company which has not achieved profitable operation.

We currently share the cost of the common premises and personnel with Sideware Systems Inc. However, there is no assurance that Sideware Systems Inc. will be able to pay the portion of the costs for which it is responsible, with the result that our cash requirements to continue operation may increase substantially.

BECAUSE WE DO NOT HAVE PATENT PROTECTION FOR ANY OF OUR PRODUCTS, OUR INTELLECTUAL PROPERTY MAY BE COPIED OR MISAPPROPRIATED.

We have not applied for patent protection for any of our products, including the BrainTron processor or the Odysee Development Studio. Accordingly, we have no legal means to prevent other companies from developing products which perform similar functions in a similar way.

We believe that software code which we have written for both the BrainTron processor and the Odysee Development Studio is protected by copyright law. However, copyright law does not prevent other companies from developing their own software to perform the same functions as our products.

BECAUSE THE MARKET PRICE OF OUR COMMON STOCK HAS BEEN PARTICULARLY VOLATILE, PURCHASERS OF OUR COMMON STOCK FACE A HIGH DEGREE OF MARKET RISK.

The market price of our common stock has recently experienced extreme fluctuations. Since January 1, 2000 the market price of our common stock has varied between $0.625 and $5.50. As we have not announced any material changes to our revenue or earnings, we believe that the fluctuations in our stock price have resulted primarily from market perceptions of the speculative value of our business opportunities. The susceptibility of our stock price to fluctuation exposes purchasers of our stock to a high degree of risk.

BECAUSE OUR STOCK PRICE HAS BEEN VOLATILE, WE MAY HAVE DIFFICULTY IN RAISING ADDITIONAL CAPITAL.

If we do not begin to generate substantial sales revenue during 2000, or if we decide to pursue new development projects, or if we suffer an adverse outcome in our court proceedings, we will likely have to raise additional capital. The volatility of our stock price may deter potential investors.

BECAUSE THE SHARES OFFERED ARE A SUBSTANTIAL PORTION OF OUR OUTSTANDING STOCK, OFFERING OF THE SHARES FOR SALE MAY PUT DOWNWARD PRESSURE ON OUR STOCK PRICE.

The shares which may be offered under this prospectus represent approximately 16% of our issued and outstanding stock. Prior to filing this prospectus, those shares were "restricted securities" under Rule 144 to the Securities Act of 1933. 4,400,000 of the shares were eligible for resale subject to the volume and notice restrictions of Rule 144. The balance were not eligible for resale on the market. The market price of our stock could drop significantly if the selling shareholders sell all or a large portion of the shares offered under this prospectus, or are perceived as intending to sell them.

BECAUSE OUR STOCK MAY BE SUBJECT TO "LOW PRICE STOCK" RULES, THE MARKET FOR OUR STOCK MAY BE LIMITED.

The Securities and Exchange Commission has adopted regulations which generally define a "penny stock" to be any equity security that has a market price less than $5.00. Our stock is presently covered by those rules, and may continue to be so. The penny stock rules require broker-dealers to make a special suitability determination before selling our stock to investors who are not either regular customers or accredited investors. As a result, the potential market for our stock may be limited.

             CAUTIONARY NOTICE REGARDING FORWARD LOOKING STATEMENTS

This prospectus contains forward-looking statements which involve risks and uncertainties. These statements relate to future events or our future financial performance, and are identified by terminology such as "may", "will", "should", "scheduled", "plan", "intend", "estimate", "potential", "continue", "believe", "anticipate", "expect", and similar expressions. These statements are only predictions. Actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed under the heading "RISK FACTORS".

Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this prospectus. We undertake no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this prospectus or unanticipated events.

                             ADDITIONAL INFORMATION

We have filed a registration statement on Form S-1 with the Securities and Exchange Commission in Washington D.C. with respect to the securities offered under this prospectus. This prospectus forms part of the registration statement. Certain parts of the registration statement, including schedules and exhibits, have been excluded from this prospectus in accordance with the rules and regulations of the Commission.

In addition, we are subject to the reporting requirements of the Securities and Exchange Act of 1934. In accordance with those reporting requirements, we file reports, including annual reports on Form 10-KSB, and other information with the Commission. The registration statements and other documents we have filed with the Commission may be inspected and copied at the Public Reference Room of the Commission at Room 1024, Judicial Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site that contains reports and other information we file electronically. The address of the web site is http://www.sec.gov.

                        ENFORCEMENT OF CIVIL LIABILITIES

Some of our directors and officers are residents of Canada and the majority of our assets are in Canada. In addition, some of the experts named in this prospectus carry on business in Canada, and may hold some or all of their assets outside the United States. As a result, purchasers of the shares offered under this prospectus may not be able to enforce civil liabilities under United States federal securities laws against these persons. Purchasers of shares may also be unable to serve legal process on these persons within the United States, or realize in the United States on judgments of courts of the United States. There is also doubt as to whether Canadian courts will enforce judgments of courts of the United States or liabilities created by United States legislation against us, our directors and officers, or experts named in this prospectus.

                                 USE OF PROCEEDS

The selling shareholders will receive the proceeds from the shares offered under this prospectus. We will not receive any of those proceeds.

                            NATURE OF TRADING MARKET

Our common shares are currently trading through the OTC Bulletin Board under the symbol "BNTI".

The following table shows the high and low sale prices for our common shares for the quarters indicated.

2000                        High            Low             Close
----                        ----            ---             -----
                             ($)             ($)             ($)
First Quarter               5.50            0.625           1.93

1999
Fourth Quarter              1.18            0.20            1.06
Third Quarter               0.33            0.21            0.27
Second Quarter              0.43            0.17            0.31
First Quarter               0.31            0.14            0.17


                                       8


1998

Fourth Quarter              0.37            0.195           0.25
Third Quarter               1.08            0.234           0.27
Second Quarter              0.94            0.43            0.73
First Quarter               0.63            0.29            0.50

1997

Fourth Quarter              0.39            0.15            0.21
Third Quarter               0.48            0.20            0.34
Second Quarter              0.51            0.26            0.30
First Quarter               0.57            0.29            0.41

The source of this information is the OTC Bulletin Board. The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

The closing price for our shares on June 14, 2000 was $0.69.

As at June 14, 2000 we have 45,794,333 shares issued and outstanding. We have approximately 230 registered shareholders. Approximately 27 million shares are registered in the name of CEDE & Co., a depository. Based on research into the indirect holdings registered in the names of depositories and financial institutions, we estimate that we have over 10,000 beneficial shareholders.

                                 DIVIDEND POLICY

We have never paid cash dividends on our capital stock. We currently intend to retain any profits we earn to finance the growth and development of our business. We do not anticipate paying any cash dividends in the foreseeable future.

                                 CAPITALIZATION

The following table shows our consolidated capitalization as of December 31, 1999. This table should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus.

                                                           December 31, 1999
                                                         (dollars in thousands)
                                                               (audited)
Cash and cash equivalents                                          431
Short-term debt and current portion of long-term debt:             Nil
     Short-term debt facility                                      Nil
     Current portion of long-term debt                             Nil


                                       9


             Total                                                 Nil
Long-term debt:                                                    Nil
Contingent Liability                                               606

             Total                                               1,037

Shareholder's equity:
     Common Stock, 50 million shares authorized                     41
         39,721,333 issued and outstanding
     Additional paid-in capital                                  6,910
     Retained earnings                                          (7,050)
     Total capitalization                                          938

                      SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated financial data set forth below for the years ended December 31, 1999, 1998, 1997, 1996, and 1995 were derived from our audited consolidated financial statements. The data set forth for the three month periods ended March 31, 2000 and 1999 were derived from our unaudited quarterly financial statements. The financial data should be read in conjunction with "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" and our consolidated financial statements and the notes thereto.

                         Three months ended              Years ended December 31
                             March 31
                           2000      1999        1999       1998       1997      1996       1995
                         (000's)    (000's)    (000's)    (000's)    (000's)    (000's)    (000's)
Sales Revenue            $    70      $Nil       $Nil        $58       $Nil       $Nil       $Nil

Profit (Loss) for the       (328)     (357)    (1,236)    (2,111)      (930)      (960)      (748)
period

Profit (Loss) per          (0.01)    (0.01)     (0.03)     (0.07)     (0.04)     (0.05)     (0.04)
share

Total assets               1,116       427        616        143        193        170        115


Total S/H Equity             432      (687)       (99)      (990)      (645)      (523)      (757)

Total R&D expend.            151       123        579        321        149        260        179

We have no long-term debt and have not paid any dividends.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

Our company was incorporated in 1987. In 1994 we began developing products for use in vision recognition systems.

As of December 31, 1999, we have incurred aggregate net losses of approximately $7.0 million since entering the technology field. We expect to continue to incur operating losses until at least the end of the third quarter of 2000. Our prospects for generating profits following that will depend primarily on generating sales through our alliance with ABB Flexible Automation Group Inc.

RESULTS OF OPERATIONS

QUARTER ENDED MARCH 31, 2000 COMPARED WITH QUARTER ENDED MARCH 31, 1999

During the three month period ended March 31, 2000, we recorded revenue from operations of $69,886. This amount included:

(a) $58,429 for a brake shoe sorting and inspection system developed for Satisfied Brake Products Inc.; and

(b)  $11,387 for the Wizmaster program developed for Sideware Systems Inc.

We recorded no revenue from operations during the three month period ended March 31, 1999.

Cost of sales for the three month period ended March 31, 2000 were $31,199. This amount consisted of:

(a) $26,105 paid to a systems integrator working on the Satisfied Brake Products Inc. project; and

(b) approximately $5,000 for equipment for our transmission casing inspection project with ABB.

As we had no revenue during the three month period ended March 31, 1999, we recorded no cost of sales during that period either.

Research and development expenses for the three month period ended March 31, 2000 were $151,027, compared with $123,492 for the three month period ended March 31, 1999. Salaries allocated to research and development decreased from approximately $98,000 for the three month period ended March 31, 1999 to approximately $90,000 for the three month period ended March 31, 2000. Payments to North Shore Circuit Design for work on the IMPAC accelerator board increased from approximately $20,000 to approximately $47,000.

Selling, general, and administrative expenses decreased from $229,338 for the three month period ended March 31, 1999 to $215,152 for the three month period ended March 31, 2000. Several factors contributed to the change. The principal factors were as follows:

(a) Legal expenses increased from $18,800 to $56,400, principally due to the cost of filing a registration statement under the Securities Act of 1933, and the cost of preparing proxy materials for our shareholders' meeting.

(b) Filing and transfer fees increased from $687 to $11,307, principally as a result of fees paid on the filing of this prospectus.

(c) During the three month period ended March 31, 1999 we incurred a foreign exchange loss of $46,595. The comparative figure for 2000 was $18,903. Our foreign exchange losses result principally from adjusting entries made in respect of transactions recorded in United States dollars, but actually carried out in Canadian dollars.

(d) During the three month period ended March 31, 1999 we paid $12,238 for public relations services. There were no similar payments during the three month period ended March 31, 2000.

(e) Travel and promotion expenses decreased from $23,127 to $10,331, principally as a result of reduced trade show participation.

YEAR ENDED DECEMBER 31, 1999 COMPARED WITH YEAR ENDED DECEMBER 31, 1998

During the year ended December 31, 1999 we did not receive any operating revenue. We completed the majority of the work on our brake shoe sorting and inspection system for Satisfied Brake Products Inc., and held a deposit of $21,506 in respect of that work. In addition, we completed the Wizmaster project for Sideware Systems Inc. However, as neither project was fully invoiced or paid prior to December 31, 1999, revenue from those projects was recognized in the first quarter of 2000.

During the fiscal year ended December 31, 1998, we received operating revenue of $57,510 from the sale of vision systems and related services. We received:

(a) $18,000 from Epson Portland Inc. for sale of the Company's print quality inspection system;

(b) $30,000 from Cordis, a Johnson & Johnson company, for a feasibility study in respect of a shunt inspection system;

(c) $7,500 from Tantus Electronics Corp. in respect of a proposed fruit inspection system for Sunkist Growers; and

(d) $2,010 from NGI Technology, Inc. for a purchase of the BrainTron processor.

Cost of sales for the fiscal year ended December 31, 1998 were $30,005. This figure included $1,250 in hardware costs and $28,755 in internal manpower costs. The internal manpower costs related to work done on those projects which generated revenue, as described above. As we had no operating revenue for the year ended December 31, 1999, we had no cost of sales during that period either.

Research and development expenses for the year ended December 31, 1999 were $579,441, compared with $321,378 for the year ended December 31, 1998. Research and development expenses include salaries and bonuses allocated to research and development, which totalled $315,458 during 1999 and $230,553 during 1998. Research and development expenses for 1999 and 1998 also include payments to North Shore Circuit Design of Austin, Texas, principally for work on the IMPAC accelerator board. Those payments totalled $204,800 during 1999 and $116,294 during 1998. We report our research and development expenses net of government grants, which totalled $5,460 during 1999 and $45,890 during 1998. The grant funds were used for the development of the Odysee Development Studio.

Consulting and contractor expenses were $nil for the year ended December 31, 1999, compared with $24,785 for the year ended December 31, 1998. Consulting and contractor expenses for 1998 included approximately $17,000 spent in preparing a business plan. There was no similar expense during 1999.

Our selling, general, and administrative expenses decreased from $1,786,410 for the year ended December 31, 1998 to $650,715 for the year ended December 31, 1999. Our selling, general, and administrative expenses include several categories of expenditure, including salaries not allocated to research and development. Accordingly, several factors contributed to the decrease. The principal factors were as follows:

(a) Our compensation expense for employee stock options decreased from $927,800 to $2,000. We incur a compensation expenses when we issue stock options to employees with an exercise price below the prevailing price for our stock.

(b) Salaries and benefits decreased from $298,430 to $143,865. The principal reason for this decrease was the adjustment to our cost sharing agreement with Sideware Systems Inc., described below under the heading "Certain Transactions".

(c) During 1999 we incurred a foreign exchange loss of $50,619. By comparison, during 1998 we incurred a foreign exchange gain of $36,743. Our foreign exchange gains and losses result principally from adjusting entries made in respect of transactions recorded in United States dollars, but actually carried out in Canadian dollars.

(d) Accounting costs increased from approximately $54,000 to approximately $66,000. The principal reasons for this increase were costs incurred in filing reports required under the Securities and Exchange Act of 1934 and costs incurred in resolving accounting issues relating to our stock option plan.

(e) Travel and trade show costs decreased from approximately $56,000 to approximately $41,000, principally as a result of reduced trade show participation.

(f) Premises costs decreased from approximately $63,000 to approximately $16,400, principally as a result of the adjustment made to our cost sharing agreement with Sideware Systems Inc.

YEAR ENDED DECEMBER 31, 1998 COMPARED WITH YEAR ENDED DECEMBER 31, 1997

During the year ended December 31, 1998 we received operating revenue of $57,510 from the sale of prototype vision systems and related services. A breakdown of this revenue, and the associated cost of sales, is given in the preceding section. During the year ended December 31, 1997 we did not receive any operating revenue. As we had no operating revenue during 1997, we had no cost of sales either.

Research and development expenses for the year ended December 31, 1998 were $321,378, compared with $148,527 for the year ended December 31, 1997. Research and development expenses during 1998 included $116,294 paid to North Shore Circuit Design of Austin, Texas for work on the IMPAC accelerator board and on a prototype vision system. By comparison, during 1997 we paid North Shore Circuit Design $11,000 for work on the prototype vision system, which amount was allocated to "Consulting and contractors" in our December 31, 1997 financial statements. The balance of the increase in research and development expenses from 1997 to 1998 was due principally to an increase in the number of our research and development personnel.

Consulting and contractor expenses increased to $24,785 for the year ended December 31, 1998 from $17,770 for the year ended December 31, 1997. Consulting and contractor expenses during 1998 included approximately $17,000 spent in preparing a business plan. There was no similar expense during 1997. During 1997 we paid North Shore Circuit Design approximately $11,000 for work on a prototype vision system. As stated above, during 1998 payments to North Shore Circuit Design were allocated to research and development.

General, selling, and administrative expenses increased from $763,745 for the year ended December 31, 1997 to $1,786,410 for the year ended December 31, 1998. The principal factors which contributed to the increase were as follows:

(a) Our compensation expense for stock options increased from $200,000 to $927,800.

(b) Salaries and benefits increased from $215,014 to $298,430, principally as a result of hiring additional personnel.

(c) Legal costs increased from approximately $80,000 during 1997 to approximately $116,000 during 1998, principally as a result of costs incurred in registering our shares pursuant to the Securities Exchange Act of 1934 and in legal disputes.

(d) Accounting costs increased from approximately $14,000 to approximately $54,000, principally as a result of costs incurred in registering our shares under the Securities and Exchange Act of 1934.

(e) Travel and trade show costs increased from approximately $40,000 to approximately $56,000, principally as a result of increased trade show participation.

(f) Equipment rental increased from approximately $800 to approximately $15,000. This increase resulted from payments which we made to reimburse Techwest Management Inc. for a portion the cost of certain equipment. The equipment in question was acquired by Techwest Management Inc. through a sale to, and lease back from, a financial institution. As both our company and Sideware Systems Inc. used the equipment, each company reimbursed Techwest Management Inc. for 50% of the lease payments.

(g) During 1998 we also paid approximately $31,000 (inclusive of applicable taxes) as compensation for the services of Grant Sutherland, our corporate Chairman. Mr. Sutherland did not receive any cash remuneration during 1997.

NEW ACCOUNTING PRONOUNCEMENTS

In June 1998, the Financial Accounting Standards Board issued SFAS 133, "Accounting for Derivative Instruments and Hedging Activities". This statement is effective for fiscal quarters of fiscal years beginning after June 15, 2000. SFAS 133 establishes consistent accounting and reporting standards for derivative instruments and hedging activities. As of December 31, 1999 we have not adopted this standard and do not expect to do so prior to its required application date. To December 31, 1999 we do not believe we have entered into significant instruments that are subject to SFAS 133. However, we are continuing to review and evaluate SFAS 133 and its impact.

EFFECTS OF FOREIGN CURRENCY EXCHANGE RATES AND INFLATION

While we record our financial statement in United States dollars, many of our expenses are incurred in Canadian dollars. As a result, fluctuations in the Canadian dollar exchange rate can affect our expenses, and thus our profit or loss. During the year ended December 31, 1999 we incurred a foreign exchange loss of $50,619. The foreign exchange loss resulted principally from adjusting entries made in respect of transactions recorded in United States dollars, but actually carried out in Canadian dollars. As at the date of this prospectus, we have not engaged in exchange rate hedging activities. To the extent we implement such hedging activities in the future, we cannot assure that we will be successful.

In the years ended December 31, 1998 and December 31, 1999 inflation has had a limited impact on our operations. However, there can be no assurance that inflation will not have a material adverse effect on our results of operations in the future.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

As at December 31, 1999 we have not entered into or acquired financial instruments that have a material market risk. We have no financial instruments for trading or other purposes or derivative or other financial instruments with off balance sheet risk. All financial assets and liabilities are due within the next twelve months and are classified as current assets or liabilities in the consolidated balance sheet provided with this prospectus. The fair value of all financial instruments at December 31, 1999 is not materially different from their carrying value.

To December 31, 1999, substantially all revenues and the majority of our cash costs have been realized or incurred in Canadian dollars. To date we have not entered into foreign currency contracts to hedge against foreign currency risks between the Canadian dollar or other foreign currencies and our reporting currency, the United States dollar. Accordingly, we are at risk for the effect of foreign currency fluctuations between the Canadian dollar and the United States dollar.

                                    BUSINESS

THE COMPANY

Our company was incorporated in Nevada on March 4, 1987 under the name Tome Capital Inc. We changed our name to Nevada Manhattan Mining Inc. on August 15, 1988, then back to Tome Capital Inc. on July 5, 1990, to Offshore Reliance Ltd. on February 19, 1993, to Cozy Financial Corporation on April 20, 1993 and to BrainTech, Inc. on January 3, 1994. We did not carry on active business prior to the beginning of 1994.

We were registered as an extra-provincial company under the British Columbia COMPANY ACT on January 17, 1996.

     OUR SUBSIDIARY

We have one wholly owned subsidiary, BrainWare Systems Inc., incorporated in British Columbia, Canada on March 3, 1994. BrainWare Systems Inc. carries out our research and development activities, and employs our technical personnel.

The description of our business in this prospectus includes the business of both BrainTech, Inc. and BrainWare Systems Inc.

TECHNICAL TERMS

Our business is technical, and as a result, we use technical terms in describing it. We have included the following glossary to assist in understanding our description.

- "algorithm" refers to the underlying logical method or sequence of steps by which a given calculation or manipulation of data is performed.

- "block" refers to a section of a computer processing board whose components perform related functions, and which are conveniently designed as a group.

- "driver" means a computer program which enables a computer to communicate with a specific device (such as a printer or additional processing unit).

- "fuzzy mathematics" is a branch of mathematical logic in which propositions are not classified as absolutely true or absolutely untrue, but rather as true to a degree, or untrue to a degree. Fuzzy mathematics has been used in a number of engineering and control applications.

- "fuzzy set" means a range of values used in calculations done through fuzzy mathematics. If the object of a fuzzy mathematics operation is to determine whether a measured quantity equals a certain specified value, the two quantities will be considered equal if the measured quantity falls within the fuzzy set constructed around the specified value.

- "interface" means a convention by which two software systems or programs communicate.

- "machine vision" refers to technology that collects and analyses visual images in a digital electronic format, and which uses that data to draw conclusions with little or no operator intervention.

- "module" refers to a part of computer system or program that performs functions which are conveniently designed or performed as a group. Designing computer systems in separate modules, which are then linked together, can reduce development costs and make subsequent modifications easier.

- "physical signature" means a vector of numbers representing an image which a vision system has identified as an object or visual pattern of interest, or a potential object or visual pattern of interest.

- "routine" means a computer program, or a portion of a computer program, which performs a specific task.

- "signature" means a vector of numbers representing a specific object or visual pattern which a vision system is attempting to identify or recognize. Part of the function of a machine vision system is to compare a physical signature to a signature, to determine how well they match.

- "vector" refers to a set of numbers, with each number relating to a specific physical quantity or measurement.

HISTORICAL DEVELOPMENT

We entered the technology field in the first quarter of 1994. Since then, we have devoted most of our efforts to developing products used in machine vision systems, and in developing machine vision systems.

In June 1995 we completed development of the first generation BrainTron Processor, which carries out functions relating to the identification, classification and matching of visual images.

During 1998 we made our first attempts at securing contracts to develop custom vision systems. We prepared feasibility studies or prototype systems in the following fields: print quality inspection, frost damage inspection for fruit, and quality inspection for surgical stents (used to reinforce weak blood vessels following angioplasty surgery). We were not able to secure contracts to sell or install any of these systems.

During 1998 we also commenced development of:

(a) the Odysee Development Studio, a program designed to streamline the design of custom vision systems;

(b) the second generation BrainTron processor, which employs more advanced mathematical algorithms for identifying and classifying digital images; and

(c) the IMPAC accelerator board, which is designed to compare and match mathematical vectors at high speed.

During 1999 we obtained our first substantial contract for the installation of a custom machine vision system. We completed development of the Odysee Development Studio, and prototypes for the IMPAC accelerator board and the second generation BrainTron processor. We also developed "Wizmaster", a program designed for incorporation into the Dr. Bean Internet product of Sideware Systems Inc.

In March 2000 we entered into an alliance agreement with ABB Flexible Automation Group Inc., part of the Canadian division of the ABB Group. The ABB Group are a leading supplier of industrial robotics systems. We have agreed with ABB to cooperate in identifying and pursuing sales opportunities which combine the expertise of the two companies. In May 2000 we completed our first project under the ABB alliance.

For the balance of 2000 our principal business objective is to develop our alliance with ABB, and to secure additional contracts for the design and installation of custom vision systems through that alliance. We also plan to continue with our assessment of potential applications for the IMPAC board. However, following our alliance with ABB, that has become a secondary priority.

We have never been able to generate enough sales revenue to sustain ongoing operations, and we do not have established distribution channels for our services or products. In order to continue as a going concern, we will have to begin generating substantial sales revenue.

SERVICES AND PRODUCTS

Part of our business includes the development and supply of custom vision systems. Systems like the ones we develop are often referred to as application specific machine vision systems. Application specific machine vision systems are generally custom designed to perform a specific function.

     MACHINE VISION SYSTEMS - INDUSTRY BACKGROUND

The growth of the machine vision industry is dictated, on the one hand, by the technical difficulty of achieving accurate "computerized vision", and on the other hand, by the vast theoretical scope of the potential applications. The principal technical difficulties include the problems of compensating for background noise that masks or distorts objects, separating objects from their backgrounds, determining how much "similarity" must exist before two visual patterns are considered to represent the same object, and comparing physical objects which are only approximately "similar" in the first place.

As the technical difficulties are solved, the potential benefits and applications of computerized vision are large. In industrial quality control, computerized vision can replace, and perform inspections more accurately than, human inspectors. In industrial automation, computerized vision can be used to control industrial machines or robots. In security systems, computerized vision can be used to detect human visitors or intruders in video camera images. In military applications, computerized vision can be used in automated targeting systems. In medical applications, it can be used to improve diagnostic reliability.

The Automated Imaging Association is a non-profit organization headquartered in Ann Arbour, Michigan whose members include companies operating in the vision systems industry. The association collects, and publishes annually, statistics about the machine industry. Statistics published by the association during the first half of 1999 included the following:

- In 1998 the North American market for machine vision systems was approximately $1.25 billion in revenue, or approximately 30,900 units. These figures represented increases of approximately 1.5% in revenue or 22.7% in units over corresponding figures for 1997.

- The principal industrial applications of machine vision systems are product inspection, location analysis, and visual pattern recognition. Location analysis involves controlling machines or robots, or controlling the fitting and assembly of products.

- In 1998, inspection applications accounted for approximately 85% of the market by revenue, and approximately 42% by units. Location analysis applications accounted for approximately 11% of the market by revenue, and approximately 45% by units. Pattern recognition applications accounted for approximately 4% of the market by revenue and 13% of the market by units.

- The principal end users in the North American market for vision systems during 1998 were the following industries:

     Industry                          % by Revenue           % by Units
     --------                          ------------           ----------
     Semiconductors                    34%                    23%
     Electronics                       16%                    21%
     Containers                         3%                     6%
     Food                               8%                     4%
     Wood                               5%                     1%
     Transportation                     7%                     9%
     Fabricated metals                  2%                     2%
     Plastic                            4%                     5%
     Printing                           3%                     6%
     Medical / Pharmaceutical           3%                     8%

- During 1998 suppliers of application specific machine vision systems accounted for approximately 54% of the market by revenue and 10% by units. Suppliers of general purpose vision systems accounted for 14% of the market by revenue and 35% by units. The remainder of the market was split among various sectors, including 3D based vision systems, web scanners, and x-ray vision based vision systems.

- During 1998 direct sales by suppliers accounted for approximately 58% of sales revenue. The remainder were through distributors or manufacturers' representatives.

The products and services we provide are suitable for both product inspection and location analysis applications. The two vision systems we have sold to date were primarily inspection and sorting systems. Owing to the prominence of ABB in the field of robotics, we believe there is a likelihood that vision systems we develop in the future will also involve location analysis applications.

Both of the systems we have sold to date are used in the manufacture of automotive parts, but we believe that we are capable of developing systems that can be applied in a large number of industrial sectors. We have not to date completed any projects or proposals in the two industries which make the greatest use of vision systems, the semiconductor and electronics industries.

Our sales efforts were historically directed at generating direct sales to end users, consistent with the majority of the vision systems market. As a result of our alliance with ABB, we expect that most of our future sales efforts will be through, or in conjunction with, ABB.

     MACHINE VISION SYSTEMS - TECHNICAL DESCRIPTION

Machine vision involves analysing visual images in a digital electronic form. To do so, a machine vision system must first express a visual image in digital form. The system must then analyse the digital data to recognize patterns or specific objects.

We separate the development of a vision system into the following modules, which correspond to the logical steps which must be followed in analysing an electronic visual image.

ACQUISITION AND DIGITIZATION MODULE. The acquisition and digitization module receives input such as the signal from a video monitor, and creates a digitized version of that input.

PREPROCESSING MODULE. The preprocessing module receives digitized output from the acquisition and digitization module and performs certain operations and modifications on the digital data to facilitate pattern recognition.
The preprocessing module performs the following principal functions:

-    It filters out noise and other apparent anomalies in the digital data.

- It segments the data by identifying subsets of the digital data which represent candidates for physical objects that the vision system is intended to recognize.

- It transforms data by deriving selected numerical characteristics of the data subsets identified as potential objects. The numerical characteristics may include such quantities as the length or width of the object, or a series of numbers describing its colour or texture. The numerical quantities thus derived are stored as a vector, referred to as the "physical signature" of the potential object.

TRAINING AND MATCHING MODULE. The training and matching module performs two essential functions.

- It receives the physical signatures of potential objects and attempts to match them to the signatures of specified objects already stored in memory - the objects the system is trying to locate or recognize. The training and matching module "classifies" physical signatures by calculating how well they match the signatures stored in memory.

- It refines the stored signatures to which future physical signatures can be matched, that is it "trains" the system for more accurate object recognition in the future. Depending on the mathematical algorithm used to identify matching signatures, the training and matching module can adjust the appropriate memory signatures, or the mathematical parameters or functions used in matching physical signatures to the signatures stored in memory.

Since physical objects are unlikely to be perfectly identical, or to be described perfectly by a digitized version of visual input, classification necessarily involves the comparison of approximate quantities. The classification of physical signatures thus requires a mathematical algorithm for deciding how closely a physical signature and a signature match. A variety of mathematical models, including fuzzy mathematics and standard probability error functions, can be used to fulfil this requirement. While the technical details of the mathematical models differ, they have the common object of producing a numerical measure of how closely two mathematical data vectors match.

CONTROL AND FEEDBACK MODULES. The control and feedback module controls input to, and output from, the system. The control and feedback module determines the extent to which the system is being trained. It also permits direct operator participation in certain steps of the process, such as the identification of candidate objects or new objects. When a physical signature does not match any of the signatures stored in memory, the control and feedback module can also initiate procedures to create a "new" signature in memory, to be used in identify the "new" object in the future.

     MACHINE VISION SYSTEMS - CUSTOMER PROJECTS

Our attempts to sell customized vision systems were unsuccessful until the final quarter of 1999. We have since completed our first two sales, and we have secured a strategic alliance through which we will attempt to secure further sales.

In September 1999 we entered into a contract to develop a system for inspecting and sorting brake shoes for Satisfied Brake Products Inc. of Cornwall, Ontario. We agreed to develop the machine vision components of the system. A company named Mercator Robotec Inc. agreed to provide system integration services, to link our machine vision components with the mechanical control systems of the customer's production line. The machine vision components of the system were required to identify and separate approximately 200 different types of brake shoes, and to inspect the brake shoes visually for defects.

The price for the system was approximately US$68,000. We received approximately half of that price, with the other half going to Mercator Robotec Inc. The system was completed in January 2000, and is currently in operation. Our contract with Satisfied Brake Products Inc. represented our first major contract for the sale of a custom vision system.

In March 2000 we entered into an alliance agreement with ABB Flexible Automation Group, Inc., part of the Canadian division of the ABB Group. The ABB Group is a technology group based in Europe, employing over 165,000 people in more than 100 countries. The ABB Group is a leading supplier of robotic automation systems and services to several industries, including the automotive and metal fabrication industries.

Under the alliance agreement we have agreed to co-operate with ABB in identifying, developing, and pursuing business opportunities which combine the expertise and technology of the two companies. Either company, upon becoming aware of such an opportunity, will notify the other, and the companies will co-operate in preparing proposals, specifications, and contracts. The companies have agreed to work with each other exclusively to the greatest extent reasonably practicable. However, the exclusivity provisions do not apply if either company has a bona fide business reason, such as preference of a customer, for contracting with a different company. Either party may terminate the alliance agreement on 120 days notice.

We received an initial purchase order from ABB Flexible Automation Group, Inc. to develop a vision system to identify and sort automobile transmission casing parts. The price for the vision system was approximately $18,000. We completed and installed the system in May 2000, and we have received payment.

In November 1999 we also prepared a feasibility study for Toyota Canada Ltd. for the development of a system for inspecting and sorting automobile wheels. The proposed system will be required to identify and separate approximately 20 different types of automobile wheels, and to inspect the wheels visually for defects. The proposed price for the system is approximately $90,000. We are pursuing negotiations with Toyota Canada Ltd. to obtain a contract.

We plan to pursue additional opportunities to supply machine visions systems for industrial applications. We believe that our alliance with ABB represents our best prospect for securing additional sales, and we intend to concentrate our efforts on advancing our relationship with ABB.

     MACHINE VISION SYSTEMS - BRAINTRON PROCESSOR

In 1995 the Company developed the first generation of the BrainTron processor, which performs the functions of a training and matching module, as described above. The first generation BrainTron processor exists in hardware and software versions, both of which operate under the Windows NT operating system. Both versions can be used in final applications, although the software version was intended principally for initial testing. The hardware version is a plug-in computer card with five chips performing the following functions: communication with a host computer, control of data movement within the processor, generation of addresses to move data in memory, arithmetic operations, and random access memory (RAM).

The first generation BrainTron processor uses the principles of fuzzy mathematics to match physical signatures to signatures stored in memory. Training functions use the Olson Reticular Brainstem algorithm, which includes a set of rules for making fuzzy sets either larger or smaller to reflect new data. Using the Olson algorithm, the first generation BrainTron processor expands or contracts the fuzzy sets being used to compare signatures and physical signatures. This process "trains" the system to require a close match in circumstances where a close match can be expected, and to accept a more approximate match where historical data shows that a close match will not likely be found.

During 1998 we commenced development of the second generation BrainTron processor. The second generation BrainTron processor uses revised mathematical algorithms to perform the classification and training functions. In performing its classification function, the second generation BrainTron processor uses a different mathematical formula for measuring how well two vectors, representing a signature and a physical signature, match. In performing its training function, the second generation BrainTron processor adapts a system to new pieces of information in a way that is independent of the order in which the new information is received. We believe that the enhancements to the second generation BrainTron processor allow it to carry out its classification and training functions more accurately and quickly. The second generation BrainTron processor does not use the Olson algorithm.

The software version of the second generation BrainTron processor has been completed, and is undergoing testing. We expect to begin using the second generation BrainTron processor in our machine vision systems shortly. We have not yet commenced development of a hardware version of the second generation BrainTron processor, and do not have definite plans as to when, or whether, a hardware version will be built.

If suitable opportunities arise, we will license the BrainTron processor to other companies. However, we expect that the BrainTron processor will be used mainly as a component in custom vision systems which we develop for customers.

     MACHINE VISION SYSTEMS - ODYSEE DEVELOPMENT STUDIO

During 1999 we completed development of the Odysee Development Studio.

Odysee is designed to make developing vision systems faster and more economical. Odysee stores and manipulates libraries of routines to perform the various functions which can be included in a vision system. Odysee includes a standardized interface to which all of the routines are adapted, so that the routines can be combined easily and efficiently into an integrated system. Odysee permits the operator to "drag and drop" individual routines from particular libraries to a window opened for the system under development. Once added to the system window, the routines are automatically linked together through the standardized Odysee interface. Odysee thus eliminates the need to write specialized computer code to link individual routines.

We initially developed Odysee for internal use, as an internal development tool. We have tried briefly to market Odysee, through a limited marketing program, as a development tool for use by other software companies and system integrators. To that end, we modified Odysee to include additional routines and functions, beyond those useful principally for vision systems. The additional routines include numerical calculation and statistical routines, to perform a variety of mathematical operations, and routines which can manipulate large databases. Our attempts to market Odysee have thus far not been successful, and we presently plan to use Odysee principally as an internal development tool, as initially conceived.

Development of Odysee was funded in part by a grant from the National Research Council of Canada in the amount of $51,400.

The software by which Odysee links the various routines within its libraries is proprietary. However, we do not have proprietary ownership of the majority of the individual routines that can be used with Odysee, some of which are available in the public domain.

     MACHINE VISION SYSTEMS - COMPETITIVE POSITION

According to data published by the Automated Imaging Association, over 250 merchant machine vision companies were active in the vision systems market during 1998, with over 200 of those based in North America. The association reported that for 1998, of 214 companies operating in North America:

(a)  139 companies operated with revenues of less than $5 million;

(b)  35 companies operated with revenues in the range of $5-10 million;

(c)  18 companies operated with revenues in the range of $10-20 million;

(d)  11 companies operated with revenues in the range of $20-30 million;

(e)  6 companies operated with revenues in the range of $30-40 million; and

(f)  5 companies operated with revenues in excess of $40 million.

Accordingly, many of our potential competitors are substantially larger than we are, and earn substantially greater revenue.

We do not know of a reliable way to evaluate our future competitive position within the industry. We believe that a substantial number of companies operating in the vision systems market have the capability of developing the kind of vision systems we develop. However, we also believe that:

- The Odysee Development Studio enables us to develop vision systems quickly and efficiently.

- With the Standard Brank Products Inc. project, we have demonstrated an ability to complete sales to major industrial clients.

- If we are able to develop our relationship with ABB, we will be able to generate enough business to achieve positive cash flow.

We do not have sufficient information about other individual companies operating in the vision systems market to compare our capabilities with theirs individually. To date, we do not have an established track record of sales or profits to demonstrate a proven ability to attract significant market share or to operate profitably. Our prospects for doing so depend substantially on developing our relationship with ABB.

     MACHINE VISION SYSTEMS - SUPPLIERS AND SOURCES OF MATERIALS

Substantially all of the equipment and supplies we use in the development of vision systems are standard software, hardware, or electronic equipment, available from a large number of suppliers. We are not presently dependent on any particular suppliers. Following completion of the IMPAC accelerator board, UTMC may become a major supplier. We have entered into a manufacturing and sales agreement with UTMC which we believe will ensure availability of IMPAC to us.

     IMPAC ACCELERATOR BOARD - DESCRIPTION

On July 6, 1998 we entered into a product development agreement with United Technologies Microelectronic Systems Inc. ("UTMC"), now a subsidiary of Aeroflex Inc. Under that agreement we agreed to cooperate with UTMC in the development of IMPAC -- an Image Processor Accelerator Card.

We originally intended to use the IMPAC board to design vision systems with increased computing speed and efficiency. IMPAC was designed to consist of the following principal blocks:

THE COMMUNICATIONS BLOCK, to control communication between IMPAC and the main computer in which IMPAC is installed, and between the individual blocks of IMPAC.

THE BRAINTRON BLOCK, to contain the second generation BrainTron processor and associated memory.

THE CAM ENGINE BLOCK, to contain UTMC's proprietary CAM engine.

THE MICROPROCESSOR BLOCK, to contain a conventional microprocessor to perform computing functions which are not performed by the communication block, the BrainTron block or the CAM engine block.

The acronym "CAM" refers to "content addressable memory". The CAM engine is an integrated circuit which searches computer memory according to the content of the memory, as opposed to the address of the memory. Rather than telling the user the contents of memory at a specific address, the CAM engine can tell the user the address at which the memory stores specific content, or the closest available match to the specific content. The CAM engine may thus create the ability to identify exact or close matches to specific data at speeds which can not currently be achieved with PC-based software applications.

In December 1999 we completed development and de-bugging of a prototype IMPAC board. The prototype board includes a slot for later addition of the BrainTron processor as we have not yet developed a hardware version of the second generation BrainTron processor. In addition, we completed drivers enabling IMPAC to perform basic input/output functions and to receive programming code from a host computer, so that IMPAC can be programmed to perform specific functions. These drivers are sufficient to permit us to begin testing IMPAC in specific applications.

In May 2000 we completed prototype software enabling the IMPAC board to perform elementary data lookup and matching operations. We plan to use this software to evaluate the performance of the IMPAC board. If our evaluation shows that the IMPAC board can perform certain types of data matching operations with sufficient speed and efficiency, we intend to investigate potential Internet related applications for the IMPAC board.

Examples of the potential applications for the IMPAC board include the following.

VIRUS DETECTION APPLICATIONS. The transmission of computer viruses through the Internet is a growing problem. The IMPAC board may provide a means of screening Internet data streams for viruses, through its ability to compare a sample data stream with a large number of known viruses. We expect that any virus detection system which we develop using IMPAC will be suitable principally for major Internet sites, as the system will likely be too expensive for individual PC users.

INTERNET LISTENING POSTS. The IMPAC board may provide a means of enhancing the security of Internet sites by detecting, and then preventing, the unauthorized transmission of certain types of secure information.

Investors are cautioned that:

- Our investigations into the use of the IMPAC board are at a preliminary stage, and we have not materially advanced the development of any Internet-related application using the IMPAC board.

- We have not yet completed an evaluation of the performance capabilities of the IMPAC board, to determine whether it has a material performance advantage over conventional computer microprocessors in data lookup and matching operations.

- Even if the IMPAC board demonstrates a performance advantage over conventional computer microprocessors, the rapid improvement in the performance of conventional computer microprocessors may eliminate any performance advantage of the IMPAC board within a relatively short time.

- Development of any specific applications using the IMPAC board will require substantial funding and development time. During the development of our prototype software for the IMPAC board, we identified a defect in the board's operation, which will have to be remedied before any application can be completed. During the process of developing an application, we may discover additional deficiencies in the board's operation.

- We have not currently allocated any resources to the development of specific applications using the IMPAC board, and we consider further work on the IMPAC board to be secondary priority, behind the development of our relationship with ABB and our attempts to secure additional contracts for custom vision systems.

- There is no assurance that we will identify or complete any Internet-related application for the IMPAC board which can be profitably exploited. In addition, any Internet-related application which we develop may be offered in markets which are highly competitive. Until our product development plans are further advanced, we have no means of evaluating our potential competitive position in any markets we may attempt to exploit.

- In May 2000 United Technologies Microelectronics Corp. announced the development of a product known as the e.Card. The e.Card incorporates two CAM chips, and is intended to perform data lookup and matching operations. To the best of our knowledge, unlike the IMPAC board, the e.Card does not incorporate a conventional microprocessor such as the G3 chip of Motorola Corp. We are not in a position to assess how fully the e.Card may compete with the IMPAC board in any potential applications. However, we face the risk that any potential market for the IMPAC board may become dominated by the e.Card, rendering the IMPAC board non-competitive.

Simultaneously with our product development agreement, we entered into a manufacturing and sales agreement with UTMC. Under the manufacturing and sales agreement, UTMC will have responsibility for manufacturing IMPAC, which we will purchase from UTMC. We will have responsibility for marketing and sales of IMPAC. UTMC will assist in the marketing and sales of IMPAC by referring customers to us, by including IMPAC on its website and in certain catalogues of UTMC, and by such other means as UTMC considers appropriate. UTMC will receive a commission of 10% on all business referred to us by UTMC, or 5% in cases where we also commenced an independent sales initiative. Following release by UTMC of their e.Card, we do not expect that any marketing efforts by UTMC will result in substantial sales of IMPAC.

PLAN OF OPERATION -- LIQUIDITY AND CAPITAL RESOURCES

During the year ended December 31, 1999 we raised approximately $2.1 million in financing through private placements of shares. In addition, during the first quarter of 2000 we received approximately $800,000 from the exercise of incentive stock options. As at June 14, 2000 our cash balance is approximately $625,000.

At our current level of operation, we estimate that our monthly cash expenses are approximately $90,000 -- $100,000 per month. We base this estimate on the following data:

(a) As at February 29, 2000 we employ 4 full time and 9 part time officers or employees. Our monthly salary costs are approximately $35,000 per month.

(b) For the year ended December 31, 1999 our average monthly general, overhead and administrative costs, exclusive of salary costs, were approximately $45,000 per month.

(c) During the year ended December 31, 1999 we paid $204,800, allocated to "Research and development", to North Shore Circuit Design for work on the IMPAC accelerator board. Between January 1, 2000 and May 31, 2000 payments to North Shore Circuit Design totalled approximately $71,000. We believe that the work of North Shore Circuit Design is substantially complete.

(d) During the year ended December 31, 1999 we also incurred capital expenditures of approximately $107,000, principally for leasehold improvements, computer equipment, and software. We do not expect to incur significant capital expenditures during the remainder of 2000 unless they result from an increase in our level of operation.

Accordingly, at our current level of operation, our existing cash balances should be sufficient to pay our anticipated cash expenditures for approximately the balance of 2000.

Our principal objective for the balance of 2000 is to begin generating substantial sales revenue through the sale of customized vision systems. Our principal prospect for doing so is through our alliance with ABB, and we intend to concentrate our efforts on developing our relationship with ABB. ABB are a major supplier of robotic systems, and a substantial number of those systems have a vision component. If we are able to establish ourselves as a principal supplier of vision systems to ABB, we believe that we will likely receive sufficient orders to occupy our available resources, and to generate sufficient sales revenue to achieve positive cash flow.

Apart from our alliance with ABB, we have in the past relied principally on industry leads to potential customers. The sales revenue we generated doing so was insignificant. Accordingly, if we are unable to generate additional sales through the ABB alliance, our prospects for generating future sales are speculative.

We do not plan to increase our operating expenses significantly, unless we begin to generate sales revenue or unless we raise additional capital.

At present, we do not have specific plans to raise additional capital, or any specific time frame within which we will attempt to do so. For the last two years, we have relied on private sources of capital, raising money principally through private placements to our insiders, and to friends and business associates of our insiders. If we require additional capital during the balance of 2000, this will likely be our first source of capital.

We have not at any time been able to generate sufficient revenue from sales of our products or services to sustain ongoing operations, and we do not have an established record of sales or established distribution channels for our products or services. In order to continue as a going concern, we will have to begin generating significant sales revenue.

RESEARCH AND DEVELOPMENT

During the year ended December 31, 1998 we incurred research and development expenses of $321,378, which included $116,204 paid to North Shore Circuit Design principally for work on the IMPAC accelerator board. During the year ended December 31, 1999 we incurred research and development expenses of $579,441, which included $204,800 paid to North Shore Circuit Design. During the three month period ended March 31, 2000 we incurred research and development expenses of $151,027, which included approximately $47,000 paid to North Shore Circuit Design.

Other than payments to North Shore Circuit Design, substantially all of our research and development expenses consist of internal personnel costs allocated to research and development.

INTELLECTUAL PROPERTY

We believe that software and related technical data which we have developed constitute intellectual property belonging to us. The software and technical data over which we assert intellectual property rights include principally the following:

(a) software we have written and incorporated in the Odysee Development Studio, including the software by which Odysee links the various subroutines within its libraries;

(b) software and design specifications incorporated in the second generation BrainTron processor;

(c) software routines which we develop from time to time in developing vision systems; and

(d)  software written in developing the Wizmaster program for Sideware Systems
     Inc.

We have also registered the trademarks "BrainTech" and "BrainTron" with the United States Patent and Trademark office.

Under our product development agreement with UTMC, we and UTMC own jointly all intellectual property created in the development of the IMPAC accelerator board. The stipulations as to joint ownership do not apply to pre-existing intellectual property owned by either us or UTMC, or to improvements or modifications to the pre-existing intellectual property.

Under a license agreement dated January 13, 1995 with Willard W. Olson, we hold a non-exclusive license to use Olson Reticular Brainstem algorithm. The term of the license is for 10 years, expiring in January, 2005.

The Olson algorithm is a method of pattern classification which includes the following features:

(a) It measures the similarity of two visual patterns by developing a mathematical measurement for the degree of similarity in various features in the patterns.

(b) It uses fuzzy mathematics to measure the similarity in individual features.

(c) It is adaptive, in the sense that the mathematical criteria which it uses in comparing features can be modified to take account of new data, as new patterns are observed. In this way, a system using the Olson algorithm can be "trained" over time to recognize and distinguish visual patterns more accurately.

We understand that Olson holds a license from Motorola Corp., pursuant to which he was given the authority and legal power to grant the license given to us under our license agreement. We do not have a complete copy of the agreement between Motorola Corp. and Olson, which has been withheld on grounds of confidentiality. We are thus not able to confirm directly the authority and legal power of Olson to grant the license contained in our license agreement with him. However, attorneys for Olson have provided us with copies of certain provisions contained in the agreement between Motorola Corp. and Olson, which provisions appear to us to authorize the license granted to us pursuant to our license agreement with Olson. In addition, we have made it publicly known for over three years that we have used the Olson algorithm in the development of the first generation BrainTron processor, and have received no notice of any objection from Motorola Corp. We have no reason to believe that our use of the Olson algorithm is not properly authorized under our license agreement with Olson.

The Olson algorithm is the subject matter of U.S. Patent #5,390,261, which expires February 14, 2012, and Taiwan Patent No. 62531, currently owned by Motorola Corp. To the best of our knowledge, neither patent has been challenged in any form of court proceedings, with the result that there exists no judicial confirmation of the validity or enforceability of the patents. We can not assure that either patent is valid or enforceable.

The first generation BrainTron processor was designed incorporating the Olson algorithm. The Olson algorithm is not utilized in the second generation BrainTron processor.

Our ability to compete successfully will depend in part on our ability to protect our proprietary technology and information. Apart from the BrainTech and BrainTron trademarks, we have not applied for registration of intellectual property rights in respect of any of our software, although certain forms of legal protection, such as copyright ownership, are available without registration.

Although we attempt to prevent improper disclosure of our proprietary technology, we cannot assure that the measures we take will be adequate, or that competitors will not be able to develop similar technology independently. Further, we can not assure that claims allowed on any patent we obtain will be broad enough to protect our technology, that any patent applications will ultimately be successful, or that foreign intellectual property laws will protect our intellectual property. We may have to resort to litigation to enforce or determine the validity and scope of our proprietary rights. Litigation of this nature would likely be expensive, and its outcome uncertain.

We have no pending claims against us for infringement of any patents or other intellectual property rights of others. We have no reason to believe that we infringe any intellectual property rights of others, although we do not conduct systematic patent searches to determine whether any of our products infringe existing patent rights. Whether or not we are actually infringing the rights of third parties, claims of infringement may be advanced against us, forcing us either to defend costly litigation or to purchase license rights from third parties. If we are forced to purchase license rights from third parties, we can not assure that we will be able to do so on commercially reasonable terms, or at all.

DESCRIPTION OF PROPERTY

Historically, we have shared our head office premises with Sideware Systems Inc. We are presently arranging for new, separate premises of our own, which we expect to occupy beginning July 1, 2000. When we move into the new premises, we will cease using our present head office premises in North Vancouver, British Columbia. However, we will still make some use of the office space we have in downtown Vancouver. Accordingly, we describe below both our present premises and the premises we expect to occupy in the future.

PRESENT PREMISES

Our present head office premises are located in North Vancouver, British Columbia, Canada. Prior to September 1, 1998 the North Vancouver premises occupied approximately 7,900 square feet. Effective September 1, 1998 additional space was added to the premises, increasing the area to 14,867 square feet. Effective June 1, 2000, a further 2,000 square feet were added to the premises. We share the North Vancouver premises with Sideware Systems Inc., a software development company. The term of the lease expires August 31, 2003.

Annual minimum rent under the lease is approximately $167,000 per year, or approximately $14,000 per month. That minimum rent will escalate by approximately 2% per year for the balance of the lease term. In addition, the lease requires payment of additional costs relating to property taxes and common area maintenance. Those costs are presently approximately $40,000 per year, or approximately $2,500 per month.

We have operated these premises under a cost sharing arrangement with Sideware Systems Inc. Prior to October 1999 we shared the costs of the premises with Sideware Systems Inc. equally. In October 1999 we agreed with Sideware Systems Inc. to re-allocate the premises costs 20% to us and 80% to Sideware Systems Inc. effective from January 1, 1999, as Sideware Systems Inc. employs substantially more personnel, and thus makes greater use of the premises. In the result, our current total lease costs in respect of the North Vancouver premises are approximately $3,300 per month, or approximately $40,000 per year.

The landlord under the lease is HOOPP Realty Inc., an arm's length company. The tenant under the lease is Techwest Management Inc., a private company of which Owen Jones and Grant Sutherland are each directors, and in which Owen Jones and Grant Sutherland are each 50% shareholders. Techwest
Management Inc. passes the rental cost of the premises through to us and Sideware Systems Inc. at cost, without any markup. We have signed the lease as a co-covenantor, which means that we could be held responsible for all of the rent if Sideware Systems Inc. does not pay the portion for which it is responsible.

Effective July 1, 1999 we contracted for additional leasehold premises, consisting of two adjacent office suites, in downtown Vancouver, B.C. The leases for these suites run to June 30, 2002. The landlord is Pacific Center Leaseholds Limited, an arm's length company.

One of the suites occupies approximately 4,400 square feet. We acquired our interest in this suite in the following manner:

(a) SJM Management Ltd., a private management in which Grant Sutherland is a one third shareholder, holds a lease of this suite running to November 30, 2000.

(b) Techwest Management Ltd. took an assignment of this lease, covering the period from July 1, 1999 to November 30, 2000.

(c) In addition, Techwest Management Inc. signed a separate lease covering the period November 30, 2000 to June 30, 2002.

(d) We signed the assignment described in (b) and the lease described in (c) as an indemnifier.

The current rent for this suite is approximately $43,540 per year, or approximately $3,630 per month. On December 1, 2000 the rent will increase to approximately $49,500 per year, or approximately $4,130 per month. In addition, there are monthly maintenance charges of approximately $3,400 applicable to this suite.

We will share this suite with both Sideware Systems Inc. and Sutherland Johnston, a law firm in which Grant Sutherland is a partner. Rent will be apportioned depending on how much use each party makes of the premises. For the foreseeable future, we expect to pay approximately 10% of the cost of this suite, or approximately $750 per month. However, as an indemnifier under the lease, we can be held responsible for the full rent, if the other parties do not pay their share.

The second suite occupies approximately 3,925 square feet. Rent for this suite is approximately $43,860 per year, or approximately $3,655 per month. In addition, there are monthly maintenance charges of approximately $3,400 per month. The tenant in these premises is Techwest Management Inc., and we have signed the lease as an indemnifier. This suite is presently occupied entirely by Sideware Systems Inc., and will remain so for the foreseeable future. Accordingly, we do not expect to bear any portion of the costs relating to this suite. However, as an indemnifier under the lease we can be held responsible for the rent if it is not paid by Sideware Systems Inc. or Techwest Management Inc.

NEW PREMISES

We are in the process of negotiating a sub-lease for premises occupying approximately 3,075 square feet in Unit 113A&B, 980 West 1st Street, North Vancouver, British Columbia, Canada. The proposed sub-lease contains the following terms:

(a)  The term will run from June 1, 2000 to January 30, 2002.

(b) Monthly rental will be approximately $2,200 per month during the term of the sub-lease.

(c) In addition, we will be liable for common area maintenance charges of approximately $700 per month.

A formal sub-lease setting out these terms is under preparation, and we expect that it will be executed shortly.

Upon entering the new premises, we expect that we will cease to pay any part of the rent in respect of our present North Vancouver premises. However, we expect that we will continue to pay approximately $750 per month toward the cost of the downtown Vancouver premises described above. Accordingly, we expect that our total rental costs will be approximately $3,650 per month, or approximately $44,000 per year.

The sub-lease for the new premises will be in the name of Techwest Management Inc., which will pass the costs of the premises on to us. The landlord is HOOPP Realty Inc., and the tenant sub-letting the premises to us is MGI International Marine Safety Solutions Inc. Both of those companies are arm's length companies.

LEGAL PROCEEDINGS

We are involved in the following material court proceedings.

1. JMF MANAGEMENT INC. ET AL V. BRAINTECH, INC. ET AL, BRITISH COLUMBIA SUPREME COURT ACTION NO. C990550

On February 1, 1999 JMF Management Inc. and Manfred Kurschner commenced legal proceedings against us and TechWest Management Inc. Mr. Kurschner is our former Manager of Investor Relations and JMF Management Inc. is Mr. Kurschner's personal management company. The Plaintiffs claim approximately $100,000 in damages for alleged breach of a stock option agreement and approximately $7,500 alleged to be owing pursuant to a consulting agreement. We have filed a defence and counterclaim. Our counterclaim claims damages for breach of fiduciary duty and negligence. No depositions have been conducted in the action and no trial date has been set. The outcome of the action is uncertain.

2. CACTUS CONSULTANTS CO. LTD. V. BRAINTECH, INC. ET AL, BRITISH COLUMBIA SUPREME COURT ACTION NO. C991377

On March 16, 1999 Cactus Consultants Co. Ltd., Crystal Securities Inc., and Elmswell Investments Inc. commenced legal proceedings against us and certain of our present and former directors. The Plaintiffs claim $606,000 as damages for breach of contract and conversion of stock certificates. Our records show that during the fiscal year ending December 31, 1995, a total of 3,000,000 shares of common stock were subscribed at a price of $0.25 per share, and that we received $606,000 of the subscription amount. Prior to December 31, 1998 we recorded $606,000 as "subscriptions received" on our financial statements. Subsequent to the commencement of court action, we have recorded the same amount as "amounts in dispute". We have filed a defence and counterclaim alleging that the plaintiffs and Jan Olivier, a former promoter of our company, caused share certificates to be issued to the plaintiffs improperly, and caused our funds to be used for unauthorized and improper purposes.

The action has been set for trial in July 2001. In addition, on March 9, 2000, the Plaintiffs served an application for summary trial. The summary trial procedure permits a party to try to obtain a streamlined, expedited trial, and thus to achieve an earlier verdict. If successful, the application for summary trial could result in a determination of the case well in advance of the scheduled trial date in July 2001. No date has yet been set for the summary trial hearing. The outcome of this action is uncertain.

3. BRAINTECH, INC. V. JOHN KOSTIUK, DISTRICT COURT OF HARRIS COUNTY ACTION 96-55978; BRITISH COLUMBIA SUPREME COURT ACTION C972736 - COURT OF APPEAL ACTION CA024459

On May 7, 1997 we obtained judgment for damages in the amount of $300,000 in legal proceedings commenced in the District Court of Harris County in the State of Texas against John Kostiuk, a resident of British Columbia, for defamatory and injurious statements which Mr. Kostiuk caused to be published about us over the Internet. On April 2, 1998 we obtained a judgement of the Supreme Court of British Columbia enforcing the Texas judgment.

Effective October 31, 1998 Sideware Systems Inc. purchased a 50% interest in the judgment for a purchase price of $136,000. Our agreement with Sideware Systems Inc. provided that the purchase price would be adjusted depending on the benefit ultimately received by Sideware Systems Inc. On March 18, 1999 the British Columbia Court of Appeal reversed the judgment of the British Columbia Supreme Court, rendering the judgment unenforceable against any assets of John Kostiuk in British Columbia. On March 9, 2000, the Supreme Court of Canada dismissed our application for leave to appeal from the Court of Appeal for British Columbia, thus ending the proceedings in Canada.

Our Texas judgment is enforceable in the United States, but as far as we are aware, Mr. Kostiuk has no assets there. The Texas judgment is not enforceable in British Columbia, where Mr. Kostiuk lives. Accordingly, our prospects for any recovery on the judgement are negligible.

                                   MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND KEY EMPLOYEES

The following table sets forth certain information, as of June 14, 2000, with respect to our directors, executive officers and key employees.

     NAME                    AGE     POSITION
     ----                    ---     --------
     Owen L.J. Jones         48      President, Chief Executive Officer and Director
     W. Grant Sutherland     54      Chairman of the board of directors
     James L. Speros         41      Vice President

OWEN L.J. JONES has been our President, Chief Executive Officer and a director since December 1993. Prior to joining our board of directors, Mr. Jones was the V.P. Sales, Marketing and Technology of Evergreen International Technology Inc., a software development company which is now named Sidware Systems Inc. Mr. Jones resigned from his position with Evergreen
International Technology Inc. in December 1993. In May 1995 Mr. Jones was elected as a director of Evergreen International Technology Inc., and later assumed the responsibilities of President and Chief Executive Officer of that company. Subsequent to May 1995 Mr. Jones has divided his time and effort between our affairs and the affairs of Sideware Systems Inc. We estimate that Mr. Jones currently spends approximately 20% of his time on our affairs, and approximately 80% of his time on the affairs of Sideware Systems Inc.
Mr. Jones is not a director of any public companies other than BrainTech, Inc. and Sideware Systems Inc.

W. GRANT SUTHERLAND was appointed one of our directors, and Chairman of our board of directors, in November 1995. Mr. Sutherland is a licensed lawyer in the Province of British Columbia, and has been engaged in the private practice of law for 26 years, currently as a partner in the Vancouver law firm Sutherland Johnston. Mr. Sutherland has also been a director of Sideware Systems Inc. since May 1993.

Since November 1995, Mr. Sutherland has devoted the majority of his time and effort to our affairs and those of Sideware Systems Inc. We estimate that Mr. Sutherland currently spends approximately 30% of his time on our affairs and approximately 70% of his time on the affairs of Sideware Systems Inc. Mr. Sutherland is not a director of any public companies other than BrainTech, Inc. and Sideware Systems Inc.

JAMES L. SPEROS was appointed one of our directors, and our Vice President, on September 15, 1998. Mr. Speros is also a director of Sideware Systems Inc. and President and Chief Operating Officer of Sideware Corp., a wholly owned subsidiary of Sideware Systems Inc. From June 1993 to January 1997 Mr. Speros was the President and owner of two professional sports franchises, the Baltimore Stallions and Montreal Alouettes of the Canadian Football League. From January 1997 to February 1999 Mr. Speros was the President of Exploration Mirandor, a mining exploration company. Since September 9, 1999 Mr. Speros has also been a director of Consolidated Maymac Petroleum Corp., a public company trading on the Canadian Venture Exchange.

Owen Jones and Grant Sutherland were directors of Sideware Systems Inc. at times when two bankruptcy petitions under the CANADIAN BANKRUPTCY AND INSOLVENCY ACT were brought in the Supreme Court of British Columbia against that company. The petitioners were former directors of Sideware Systems Inc., or private corporations controlled by them. Both bankruptcy petitions were dismissed in January 1998.

Our directors will hold office until they resign, or until our next shareholders' meeting.

EXECUTIVE COMPENSATION

Apart from incentive stock options, we do not presently compensate our directors for services provided as directors. We provide compensation to our directors, who are also officers, for services rendered as officers. We currently provide the following compensation to our directors:

OWEN JONES. In June 2000 we set the salary we pay Mr. Jones at $5,000 per month, beginning effective January 1, 2000. Between May 1, 1998 and December 31, 1999 Mr. Jones received payments totaling $6,800 per month from Techwest Management Inc., of which we paid 20% and Sideware Systems Inc. paid 80%. Prior to June 1, 1998, Mr. Jones' monthly payments (then shared equally between us and Sideware Systems Inc.) were $3,400 per month. Mr. Jones also holds incentive stock options to acquire 1,527,500 shares at $0.20 per share. Mr. Jones receives no other compensation from us or any of our subsidiaries.

GRANT SUTHERLAND. In June 2000 we set the salary we pay Mr. Sutherland at $2,500 per month, beginning effective January 1, 2000. Between May 1, 1998 and December 31, 1999 Mr. Sutherland received payments totaling $6,800 per month, of which we paid 20% and Sideware Systems Inc. paid 80%. Mr. Sutherland also holds incentive stock options to acquire 107,500 shares at $0.20 per share.
Mr. Sutherland exercised options to acquire 300,000 shares at $0.20 per share in August 1998 and 1,120,000 shares at $0.20 per share in January 2000. Mr. Sutherland receives no other compensation from us or any of our subsidiaries.

JAMES L. SPEROS. Mr. Speros holds options to acquire 300,000 shares at $0.20 per share, but does not receive a salary from us. Mr. Speros receives no other compensation from us or any of our subsidiaries.

The aggregate amount of cash remuneration which we paid to our directors and officers as a group was approximately $32,640 during the fiscal year ended December 31, 1999. None of our directors receive any pension plan or similar benefits.

Apart from Owen Jones, our President and CEO, we do not have any named executive officers. The following table sets out the remuneration paid to Mr. Jones during each of our last three fiscal years.

                               SUMMARY COMPENSATION TABLE

-------------------------------------------------------------------------------------------------------------
                                Annual Compensation              Long Term Compensation
                            --------------------------  --------------------------------------
                                                                  Awards              Payouts
                                                        ---------------------------  ---------
                                                                        Securities
  Name and                                                Restricted    Underlying
  Principal                                                 Stock        Options /                 All other
  Position           Year     Salary    Bonus    Other      Awards         SAR's                 compensation
-------------------------------------------------------------------------------------------------------------
Owen Jones,          1999    $16,800     Nil      Nil        Nil         1,527,500      Nil           Nil
President, CEO       1998    $35,000     Nil      Nil        Nil         1,500,000      Nil           Nil
                     1997    $21,000     Nil      Nil        Nil         1,500,000      Nil           Nil
-------------------------------------------------------------------------------------------------------------

The following table sets out Option / SAR grants to Mr. Jones during the last fiscal year

                         OPTION / SAR GRANTS IN LAST FISCAL YEAR

-----------------------------------------------------------------------------------------------------
                     Number of     Percent of total
                     securities     options / SARs
                     underlying       granted to
                   Options / SARs    employees in      Exercise or                       Grant date
     Name              granted        fiscal year      base price    Expiration date    present value
-----------------------------------------------------------------------------------------------------
Owen Jones             27,500             2.4%           $0.20        April 20, 2004         Nil
-----------------------------------------------------------------------------------------------------

The following table sets out the options exercised by Mr. Jones during the last fiscal year.

               AGGREGATED OPTION / SAR EXERCISES IN LAST FISCAL YEAR
                         AND FY-END OPTION / SAR VALUES

------------------------------------------------------------------------------------------------------------
                                                        Number of securities         Value of unexercised
                                                       underlying unexercised        in-the-money options
                                                      options / SARs at end of      / SARs at end of fiscal
                                                            fiscal year                       year
                                                      ------------------------   ---------------------------
                  Shares acquired                           Exercisable /               Exercisable /
     Name           on exercise      Value realized         Unexercisable               Unexercisable
------------------------------------------------------------------------------------------------------------
Owen Jones               Nil              Nil               1,527,000 / Nil            $1,313,650 / Nil
------------------------------------------------------------------------------------------------------------

INCENTIVE STOCK OPTIONS

From time to time, we grant incentive stock options to directors, officers, consultants, and employees.

The following table shows the incentive stock options held by our directors and executive officers as at June 14, 2000.

-------------------------------------------------------------------------------------------------------
Name                 Options       Number         Number      Exercise     Market Value of     Expiry
                     Granted      Exercised    Outstanding      Price     Underlying Shares      Date
                                                                           at Date of Grant
-------------------------------------------------------------------------------------------------------
Owen Jones         1,500,000           Nil       1,500,000       $0.20               $0.23    01/12/02
                      27,500           Nil          27,500       $0.20               $0.20    20/04/04
-------------------------------------------------------------------------------------------------------
Grant              1,500,000     1,420,000          80,000       $0.20               $0.23    01/12/02
Sutherland            27,500           Nil          27,500       $0.20               $0.20    20/04/04
-------------------------------------------------------------------------------------------------------
James Speros         300,000           Nil         300,000       $0.20               $0.20    20/04/04
-------------------------------------------------------------------------------------------------------

The total number of incentive stock options held by our directors and officers as at February 29, 2000 is 1,935,000. All of the options stated in the table above are exercisable within 60 days.

Between December 31, 1999 and June 14, 2000, the following incentive stock options were exercised by directors and officers:

         Grant Sutherland           1,120,000 options

The incentive stock options described above were granted pursuant to a stock option plan adopted in December 1997.

                             PRINCIPAL SHAREHOLDERS

The following table shows certain information regarding beneficial ownership of common stock, as of June 14, 2000 by:

(a) each shareholder whom we know to be the beneficial owner of more than 5% of outstanding shares;

(b)  each of our Directors and executive officers; and

(c)  all Directors and executive officers as a group.

----------------------------------------------------------------------------------------------------------------------
         NAME AND ADDRESS                               NUMBER OF SHARES                  PERCENTAGE OF SHARES
        OF BENEFICIAL OWNER                          BENEFICIALLY OWNED (1)              BENEFICIALLY OWNED (1)
----------------------------------------------------------------------------------------------------------------------
Owen L.J. Jones*(2)                                               3,788,500                               8.0%
102 - 930 W. 1st North Vancouver, B.C.,
Canada V7P 3N4

James L. Speros*(3)                                                 300,000                               0.7%
1111 Grand Hamptons Dr.
Herndon, Virginia
20170

W. Grant Sutherland*(4)                                           2,992,500                               6.5%
1600 - 777 Dunsmuir St.
Vancouver B.C.
V7Y 1K4

Willard W. Olson                                                  2,500,000                               5.5%
6021 East Huntress Dr.
Paradise, Arizona
85253

All executive officers and directors as a                         7,081,000                              14.9%
group (3 Persons)(5)
----------------------------------------------------------------------------------------------------------------------

* Denotes Director of the Company

---------

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock subject to options or warrants currently exercisable or convertible, or exercisable or convertible within 60 days are deemed outstanding for computing the percentage of the person holding such option or warrant but are not deemed outstanding for computing the percentage of any other person. Except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned.

(2) Includes 1,527,500 shares issuable pursuant to stock options exercisable within 60 days.

(3) Includes 300,000 shares issuable pursuant to stock options exercisable within 60 days.

(4) Includes 107,500 shares issuable pursuant to stock options exercisable within 60 days.

(5) Includes 1,935,000 shares issuable pursuant to stock options exercisable within 60 days.

We are unaware of any person who owns 10% or more of our voting securities. We are unaware of any arrangements, the operation of which may at a subsequent date result in a change of corporate control.

                              CERTAIN TRANSACTIONS

We have had several transactions with Sideware Systems Inc. Sideware is a software development company whose shares trade on the Canadian Venture Exchange and through the OTC-Bulletin Board quotation service. Our directors, Owen Jones, Grant Sutherland, and James Speros, are all directors and major shareholders of Sideware.

While we have common directors and principal shareholders with Sideware, the companies' businesses are separate. The companies raise their financing separately, and do not share the proceeds from their separate issuances of securities. The companies also own separate technology, and do not share their intellectual property except under express license agreements, such as the Wizmaster agreement, explained below.

Our transactions with Sideware during our last three fiscal years have been as follows:

     1.   COST SHARING AGREEMENT

We share our office premises in North Vancouver and Vancouver, and some of our personnel, with Sideware. Accordingly, we share the cost of those premises and personnel. The personnel involved include our accounting personnel and other part time employees.

Prior to 1999 we shared the common costs equally with Sideware, under a cost sharing agreement made in October 1996.

In October 1999 we entered into a cost sharing and allocation agreement with Sideware. Under that agreement we agreed with Sideware Systems Inc. to re-allocate the common costs 20% to us and 80% to Sideware, effective from January 1, 1999. The reason for the reallocation of costs was the substantially greater level of business conducted by Sideware, and its corresponding greater use of the common premises and personnel.

The shared costs are administered by Techwest Management Inc., a private management company. Techwest is a private management company in which Owen Jones and Grant Sutherland each hold a 50% interest. Techwest passes the shared costs through to us and to Sideware at its cost, without any markup.

From time to time, either our payments or those of Sideware Systems Inc. have exceeded the proportionate share required under the cost sharing arrangement, giving rise to indebtedness as between us, Sideware Systems Inc. and Techwest Management Inc. Through much of 1998 and 1999, we were indebted to Sideware Systems Inc., as we did not have sufficient cash available to pay our proportionate share of the common operating costs. As at the date of this prospectus we have paid off this intercorporate indebtedness.

2.  PURCHASE OF COMPUTER EQUIPMENT

During the fiscal year ended December 31, 1998 we purchased approximately $26,000 worth of computer equipment from Sideware. During the year ended December 31, 1999 our purchases of computer equipment from Sideware Systems Inc. were approximately $21,000. We purchase most of our computer equipment through Sideware Systems Inc. owing to favorable pricing on IBM equipment available to Sideware Systems Inc. Sideware Systems Inc. charged a markup on the initial purchases, but its current policy is to pass the equipment on to us at cost.

3.  WIZMASTER

We entered into a software development and license agreement dated September 20, 1999 with Sideware. Under that agreement, we developed a program named the "Wizmaster", for incorporation into Sideware's "Dr. Bean" program. Dr. Bean is an electronic customer relations management program which supports live chat over the internet between companies and their customers.

Sideware agreed to pay the cost of developing Wizmaster on a cost plus 10% basis. The total amount paid by Sideware was approximately $11,200, exclusive of taxes. Sideware acquired, at no further charge, a perpetual worldwide license to use Wizmaster as part of Dr. Bean. We are prohibited from licensing Wizmaster to any other software developer (but not to systems integrators) for a period of one year starting from the date Wizmaster becomes generally available to purchasers of Dr. Bean.

4.  KOSTIUK LITIGATION

Effective October 31, 1998 Sideware purchased an interest in the proceeds of a judgment which we obtained on April 2, 1998 against John Kosituk, in the amount of $300,000, in British Columbia Supreme Court Action No. C972736. Sideware Systems Inc. paid $136,000 on account of the purchase price, which was subject to adjustment depending on the benefit ultimately received by Sideware pursuant to the judgment. On March 18, 1999 the British Columbia Court of Appeal allowed an appeal from the judgment. As a result, we repaid the $136,000.

5.  NETMEDIA SYSTEMS INC. VENTURE

In November 1995 we entered into a license agreement with NetMedia Systems Inc., a private company in which Owen Jones and Grant Sutherland held interests, and a joint venture agreement with NetMedia Systems Inc. and Sideware Systems Inc. None of the business contemplated by the agreements proceeded, with the result that the agreements were terminated in October 1999. NetMedia Systems Inc. has since been dissolved.

Other transactions in which our directors have been interested, within the last three fiscal years, have been as follows.

We have entered into transactions regarding our Vancouver office premises in which one of our directors, Grant Sutherland, is interested. See "Description of Property".

We have acquired legal services from the law firm Sutherland Johnston, of which Grant Sutherland is a partner. The amount of such legal services prior to December 31, 1998 was not material. Subsequent to December 31, 1998 Sutherland Johnston have performed approximately $87,000 worth of legal services for us.

During our last three fiscal years Grant Sutherland has acquired the following shares in private placements:

- 780,000 shares at a price of $0.25 per share in a private placement conducted in April and June 1998;

- 300,000 shares at a price of $0.20 per share in a private placement conducted in September-November 1998;

- 1,000,000 shares at a price of $0.15 per share in a private placement conducted in March 1999;

- 1,000,000 shares at a price of $0.15 per share in a private placement conducted in September 1999;

- 135,000 shares at a price of $0.15 per share in a private placement conducted in October 1999; and

- 150,000 shares at a price of $0.60 per share in a private placement conducted in December 1999.

During our last three fiscal years Owen Jones has acquired the following shares in private placements:

- 1,000,000 shares at a price of $0.15 per share in a private placement conducted in March 1999.

We do not have established policies about entering into future transactions with affiliates. Management addresses individual transactions on their individual merits.

                                     DESCRIPTION OF CAPITAL STOCK
SHARE CAPITAL

The authorized capital of the Company is 200,000,000 shares of common stock, $0.001 par value, of which 45,794,333 were issued and outstanding on June 14, 2000. Prior to May 17, 2000 our authorized capital was 50,000,000 shares of common stock. At a shareholders' meeting held May 17, 2000, our shareholders approved an increase in our authorized capital from 50,000,000 shares to 200,000,000 shares.

The issued and outstanding share totals stated above include 1,500,000 shares which we issued to Arthur Scott in December 1993. The shares were to be issued in consideration for Mr. Scott completing the design of the first generation BrainTron processor. Mr. Scott severed his relationship with us shortly after the shares were issued, and did not complete the design work. We have kept possession of the share certificates since they were issued. It is our position that Mr. Scott has no entitlement to the shares.

The issued and outstanding share totals stated above do not include certain shares which may have been issued by previous management, when our corporate name was "Nevada Manhattan Mining Inc.", but which may not have been properly recorded in our corporate records. During the first quarter of 2000, we received inquiries from individuals claiming to own shares issued by Nevada Manhattan Mining Inc., of which we had no record. We do not know the number of shares involved, but at present we have no reason to believe that the number is material.

     COMMON STOCK

The shares to be offered under this prospectus are common shares in our capital stock. Holders of common shares are entitled to one vote for each share held of record at meetings of our shareholders. Accordingly, holders of a majority of the common shares voting in any election of directors will have the ability to elect all the directors standing for election. All common shares participate equally in dividends we pay, and in the proceeds of any liquidation, dissolution or winding up. There are no pre-emption rights and our articles of incorporation and by-laws contain no provisions that would delay, defer, or prevent a change in control. Our articles of incorporation and by-laws provide for the release and indemnification of our directors and officers as to certain liabilities arising from their actions in such capacities to the fullest extent permitted by law.

OPTIONS TO PURCHASE SECURITIES FROM THE COMPANY

     INCENTIVE STOCK OPTIONS

From time to time, we grant incentive stock options to directors, officers, consultants, and employees. We have granted a total of 7,730,000 incentive stock options permitting optionees to acquire common shares at a price of $0.20 per share. Of those stock options:

(a)  230,000 have expired without being exercised;

(b)  5,066,000 have been exercised up to March 31, 2000; and

(c)  2,434,000 remain outstanding as at March 31, 2000.

1,455,000 stock options were exercised prior to December 31, 1999. Between December 31, 1999 and March 31, 2000 an additional 3,996,000 incentive stock options have been exercised. Of those, the following incentive stock options were exercised by directors and executive officers:

     Grant Sutherland         1,120,000 options at $0.20 per share

All of the options described above were granted pursuant to our 1997 stock option plan. In December 1999 we filed a registration statement in Form S-8 with respect to our 1997 stock option plan. We have presently granted all options available under the 1997 stock option plan.

In February 2000 our directors approved the 2000 stock option plan, which authorizes the granting of an additional 7,500,000 stock options. At a shareholders' meeting held May 17, 2000 our shareholders approved the 2000 stock option plan. At the date of this prospectus, we have not granted any options pursuant to the 2000 stock option plan.

TRANSFER AGENT

The transfer agent for our common stock is Colonial Stock Transfer Company of 455 East 400 South, Suite 100, Salt Lake City, UT 84111.

                              SELLING SHAREHOLDERS

The shares offered for sale under this prospectus consist of 8,095,000 shares. The selling shareholders acquired the shares in private placements conducted during 1999 as follows:

-- Selling shareholders listed as 1, 3 and 5 below acquired their shares at a price of $0.15 per share in a private placement conducted in March 1999.

-- Selling shareholders listed as 6 and 7 below acquired their shares at a price of $0.15 per share in private placements conducted in September and October 1999.

-- Selling shareholders listed as 9 to 14 below acquired their shares at a price of $0.60 per share in a private placement conducted in December 1999.

-- Welcome Opportunities Ltd. acquired 500,000 shares at $0.15 per share in a private placement conducted in March 1999 and 500,000 shares at $0.15 per share in a private placement conducted in June 1999.

-- Grant Sutherland acquired 1,000,000 shares at $0.15 per share in a private placement conducted in March 1999 and 150,000 shares at $0.60 per share in a private placement conducted in December 1999.

-- Beau-J Holdings Ltd., a private holding company owned by Grant Sutherland, acquired 1,135,000 shares at $0.15 per share in private placements conducted in September and October 1999.

The following table sets forth, as of May 1, 2000, the number of outstanding common shares beneficially owned prior to this offering, the number of shares offered under this prospectus, and the number and percent of outstanding common shares that will be owned after the completion of this offering, assuming that all of the shares are sold and upon completion of the offering described in this prospectus, information with regard to the beneficial ownership of our common shares by the selling shareholders. Information in the table is based on information provided to us by the selling shareholders and is accurate to the best of our knowledge. The selling shareholders may not have a present intention of selling the shares and may offer less than the number of shares indicated.


                                       TOTAL
                                   SHAREHOLDINGS                    TOTAL SHAREHOLDINGS
                                       BEFORE                       AFTER COMPLETION OF
      SELLING SECURITY HOLDER       OFFERING      NO. OF SHARES          OFFERING(1)
                                                                        #            %
1.  Owen Jones (2)                    3,780,500     1,000,000         2,780,500     6.0%
2.  Grant Sutherland (3)              1,858,000     1,150,000           707,500     1.6%
3.  695183 Alberta Ltd.  (4)       See note (4)     1,000,000      See note (4)      *
4.  Welcome Opportunities Ltd. (5)    1,000,000     1,000,000               Nil      *
5.  Donald Anderson                   1,070,000       900,000           170,000      *
6.  Melvin Earl Beaumont (4)          1,607,500       450,000           157,500      *
7.  Marguerite Beaumont (4)             450,000       450,000               Nil      *
8.  Beau-J Holdings Ltd. (3)       See note (3)     1,135,000      See note (3)      *
9.  Jeffrey W. Lubore (6)               250,000       150,000           100,000      *
10. David A. Robinson                   150,000       150,000               Nil      *
11. Thomas M. Dunkenberger              155,000       150,000             5,000      *
12. Michael M. Hawes                    162,000       150,000            12,000      *
13. Clive Forth                         110,000       110,000               Nil      *
14. Michael Colen                       315,000       300,000            15,000      *

*    Less than 1%

(1) Calculated on the assumption that all shares offered by each selling shareholder are sold. Total shareholdings stated include shares issuable pursuant to incentive stock options exercisable within 60 days.

(2) Owen Jones is our President and a member of our board of directors. Total shareholdings stated for Mr. Jones include 1,527,500 shares issuable pursuant to incentive stock options.

(3) Grant Sutherland is the Chairman of our board of directors. Total shareholdings stated for Mr. Sutherland include 107,500 shares issuable pursuant to incentive stock options. Total shareholdings stated for Mr. Sutherland also include shares owned by Beau-J Holdings Ltd., a private holding company owned by Mr. Sutherland.

(4) Total shareholdings stated for Melvin Beaumont include shares owned by 695183 Alberta Ltd., a private holding company owned by Melvin Beaumont. Marguerite Beaumont is the wife of Melvin Beaumont.

(5)  Welcome Opportunities Ltd. is a public company.

(6) Jeffrey W. Lubore is a consultant to us. Total shareholdings reported for Mr. Lubore include 100,000 shares issuable pursuant to incentive stock options.

To the best of our knowledge, assuming that all of the shares offered by each selling shareholder are sold, no selling shareholder other than Owen Jones or Grant Sutherland will own or control in excess of 1% of our voting securities.

                              PLAN OF DISTRIBUTION

The shares offered under this prospectus may be sold from time to time by the selling shareholders. These sales may be made privately, through the OTC Bulletin Board quotation service, or otherwise, at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions. The shares may be sold by each of the selling shareholders acting as principal for its own account or in ordinary brokerage transactions and transactions in which the broker solicits purchasers. In effecting sales, broker-dealers engaged by the selling shareholders may arrange for other broker-dealers to participate in the re-sales.

Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from selling shareholders in amounts to be negotiated in connection with the sale. These broker-dealers and any other participating broker-dealers may be deemed to be "underwriters" within the meaning of the Securities Act in connection with these sales, and any such commissions, discounts or concessions may be deemed to be underwriting discounts or commissions under the Securities Act. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 to the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

It is not possible at the present time to determine the price to the public in any sale of the shares by the selling shareholders and each selling shareholder reserves the right to accept or reject, in whole or in part, any proposed purchaser of shares. The public offering price and the amount of any applicable sales or underwriting discounts or commissions will be determined at the time of such sale by the selling shareholders. The aggregate proceeds to the selling shareholders from the sale of the shares will be the purchase price of the shares less all applicable commissions and underwriters' discounts, if any. We will pay substantially all the expenses incident to the registration, offering and sale of the shares to the public by the selling shareholders (currently estimated to be $130,000), other than fees, discounts and commissions of underwriters, dealers or agents, if any, and transfer taxes.

                                  LEGAL MATTERS

Certain legal matters relating to the legality of the issuance of the shares offered by this prospectus will be passed upon by William K. Ziering, Attorney At Law, of Four Embarcadero Center, Suite 3400, San Francisco, CA 94111-4187.

                                     EXPERTS

The consolidated balance sheets of the Company as at December 31, 1999 and 1998, and the consolidated statements of operations, stockholders' deficit and cash flows for the years ended December 31, 1999, 1998, and 1997 have been included herein and elsewhere in this registration statement in reliance upon the report of KPMG LLP, independent chartered accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                          INDEX TO FINANCIAL STATEMENTS

Report of Independent Accountants
Consolidated Balance Sheet
Consolidated Statement of Income
Consolidated Statement of Change in Shareholders' Equity
Consolidated Statement of Cash Flows
Notes to Consolidated Financial Statements

==============================================================================

     NO DEALER, SALES REPRESENTATIVE OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES OFFERED BY THIS PROSPECTUS, OR AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES BY ANY PERSON IN ANY JURISDICTION WHERE SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY OR THAT INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF THIS PROSPECTUS.

                     TABLE OF CONTENTS

                                                        Page
Prospectus Summary.......................................1

Risk Factors.............................................3
Cautionary Notice regarding Forward-Looking Statements...7
Additional Information...................................7
Enforcement of Civil Liabilities.........................7
Use of Proceeds..........................................8
Nature of Trading Market.................................8
Dividend Policy..........................................9
Capitalization...........................................9

Selected Consolidated Financial Data....................10
Management's Discussion and Analysis of Financial
  Condition and Results of Operation....................10

Business................................................15
Management..............................................33
Principal Shareholders..................................36
Certain Transactions....................................37
Description of Capital Stock............................40
Selling Shareholders....................................42
Plan of Distribution....................................43
Legal Matters...........................................44

Experts.................................................44
Index to Financial Statements...........................44

   UNTIL -, 2000 (90 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.


                                 BRAINTECH, INC.

                            8,095,000 COMMON SHARES

                               ___________________

                                   PROSPECTUS
                               ___________________

                                  JUNE 16, 2000

==============================================================================

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

We will not receive any proceeds from the sale of shares by the selling shareholders.

We will pay substantially all the expenses incident to the registration, offering and sale of the shares to the public by the selling shareholders other than fees, discounts and commissions of underwriters, dealers or agents, if any, and transfer taxes. Those expenses are estimated as follows:

                                                              AMOUNT
                                                          ---------------
                                                          (STATED IN US$)
     SEC Registration Fee............................          $ 10,000
     Legal Fees and Expenses........................            40,000
     Accounting fees and expenses...................            20,000
     Blue Sky Qualification fees and expenses.......             5,000
     Printing.......................................            40,000
     Transfer Agent and Registrar Fees..............             5,000
     Miscellaneous expenses and Qualification.......            10,000
            Total...................................          $130,000

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

Under Article VIII of our By-Laws, any past or present director, officer, or employee (or person serving as such for another corporation, at our request) or a testator or intestate thereof, is entitled to be indemnified by us in respect of any expenses (including without limitation attorneys' fees, judgments, fines, and penalties) reasonably incurred by him in defending any civil, criminal or administrative action, suit or proceeding to which he is made a party by reason of his position with us (or other corporation at our request). Indemnification is not available to the extent that it is adjudged in such action, suit or proceedings that the officer, director or employee was liable to us (or such other corporation) for negligence or misconduct in the performance of duty.

A judgment or conviction (including a conviction based on a plea of guilty or nolo contendere or its equivalent) shall not itself be deemed an adjudication that the director, officer or employee was liable for negligence or misconduct in the performance of his duties. A person claiming indemnification may have his entitlement determined by:

(a) order of the Court or administrative body having jurisdiction in the action, suit, or proceeding;

(b) a resolution adopted by a majority of the quorum of our board of directors (not counting any director who has incurred expenses in connection with the action, suit or proceeding);

(c) a resolution of the majority of our stockholders (if there is no quorum of directors available who have not incurred expenses in connection with the action, suit or proceeding);

(d) a resolution of the majority of our directors entitled to vote at any meeting; or

(e)  any order of any Court having jurisdiction over us.

Any such determination that a payment by way of indemnification should be made is binding on us.

The right of indemnification given under Article VIII of the By-Laws is not exclusive of any such other right under any By-Law, agreement, shareholders' resolution, provision of law, or otherwise. The provisions of Article VIII also apply to any member of any committee appointed by our board of directors.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

All sales of unregistered securities have involved our common stock.

During the fiscal year ending December 31, 1997 we issued 3,000,000 shares in private placements. These shares were issued pursuant to exemptions from registration pursuant to Rule 504 of Regulation D under the Securities Act. We received gross proceeds of $550,000.

-- 1,000,000 shares were issued to a single purchaser on March 20, 1997 at a price of $0.20 per share for gross proceeds of $200,000.

-- 1,000,000 shares were issued to a single purchaser on May 29, 1997 at a price of $0.20 per share for gross proceeds of $200,000.

-- 1,000,000 shares were issued to a single purchaser on December 24, 1997 at a price of $0.15 per share for gross proceeds of $150,000.

In May 1997 we issued 300,000 shares at a deemed value of $60,000 to Paragon Communications in consideration for investor relations services. These shares were issued pursuant to exemptions from registration Section 4(2) of the Securities Act. To the best of our knowledge, the beneficial owner of Paragon Communications was J. Scott Sitra. Paragon Communications was a sophisticated purchaser, and had access to corporate information as a result of the investor relations work it did for us.

During the first half of 1998 we issued 1,600,000 shares in a private placement. These shares were issued to 14 purchasers pursuant to exemptions from registration pursuant to Rule 504 of Regulation D under the Securities Act. We received gross proceeds of $400,000. This private placement was completed on April 23 and 24, 1997, as to 1,470,000 shares, and on June 15, 1997, as to 130,000 shares. Grant Sutherland, one of our directors, was the beneficial purchaser of 780,000 of the shares.

In July and August 1998 we issued 938,000 shares on the exercise of stock options granted to our directors, officers, employees and consultants. We received consideration of $187,600. Directors exercised 600,000 of the 938,000 options. These shares were issued pursuant to exemptions from registration pursuant to Rule 504 of Regulation D under the Securities Act.

In the fall of 1998 we conducted a private placement of 1,250,000 shares at $0.20 per share. The shares were issued to four purchasers pursuant to exemptions from registration pursuant to Rule 504 of Regulation D under the Securities Act. We received gross consideration of $250,000. Grant Sutherland, one of our directors, was the beneficial purchaser of 300,000 of the shares. This private placement was completed on September 25 and 29, 1998, as to 650,000 shares, on October 9, 1998, as to 300,000 shares, and on November 20, 1998, as to 300,000 shares.

In March 1999 we conducted a private placement of 4,400,000 shares at $0.15 per share. The shares were issued to five purchasers pursuant to exemptions from registration pursuant to Rule 506 of Regulation D under the Securities Act. We received gross proceeds of $660,000. Grant Sutherland and Owen Jones, members of our board of directors, purchased 1,000,000 shares each. All of the purchasers were accredited investors.

In June 1999 we conducted a private placement of 2,600,000 shares at $0.15 per share. The shares were issued to seven purchasers pursuant to exemptions from registration pursuant to Rule 506 of Regulation D under the Securities Act. We received gross proceeds of $390,000. None of our directors participated in this private placement. All of the purchasers were accredited investors.

In September and October 1999 we conducted private placements of 2,935,000 shares at $0.15 per share. The shares were issued to six purchasers pursuant to exemptions from registration pursuant to Rule 506 of Regulation D under the Securities Act. We received gross proceeds of $440,250. Beau-J Holdings Ltd., a private holding company owned by Grant Sutherland, one of our directors, purchased 1,135,000 shares. Owing to administrative delays, 450,000 of the shares were issued in December 1999 and 135,000 of the shares were issued in February 2000. All of the purchasers were accredited investors.

In December 1999 we conducted a private placement of 1,160,000 shares at $0.60 per share. The shares were issued to seven purchasers pursuant to exemptions from registration pursuant to Rule 506 of Regulation D under the Securities Act. We received gross proceeds of $696,000. Grant Sutherland, one of our directors, purchased 150,000 shares. Owing to administrative delays, 150,000 of the shares were issued in February 2000. All of the purchasers were accredited investors.

ITEM 16.      EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

    NUMBER
                                 EXHIBIT
    3.1(1)    Articles of Incorporation, dated February 27, 1987
    3.2(1)    Articles of Amendment, dated July 14,1998
    3.3(1)    Articles of Amendment, dated June 28, 1990
    3.4(1)    Articles Of Amendment of the Company, dated February 8, 1993
    3.5(1)    Articles of Amendment of the Company, dated April 6, 1993
    3.6(1)    Articles of Amendment of the Company, dated December 6, 1993
    3.7(1)    By-Laws of the Company
    4.1(1)    Specimen Stock Certificate
    4.2(2)    1997 Stock Option Plan
    4.3(2)    2000 Stock Option Plan
    5.1(3)    Opinion of William K. Ziering, Attorney-at-Law
   10.1(1)    License Agreement between the Company and Willard W. Olson, dated
              January 5, 1995.
   10.2(1)    Product Development Agreement between the Company and United Technologies
              Microelectronic Systems Inc., dated July 6, 1998.
   10.3(1)    Manufacturing and Sales Agreement between the Company and United
              Technologies Microelectronic Systems Inc., dated July 6, 1998.
   10.4(1)    Operating Agreement between the Company and Sideware Systems Inc., dated
              November 1, 1995
   10.5(4)    Cost Sharing and Allocation Agreement between the Company and Sideware
              Systems Inc.
   10.6(1)    Assignment of Lease and Modification of Lease Agreement dated August 17,
              1998 between HOOPP Realty Inc., Techwest Management Inc., Sideware Systems
              Inc., and BrainTech, Inc.
   10.7(4)    Software Development and License Agreement dated September 20, 1999 between the Company and Sideware Systems Inc.
   10.8(4)    Lease effective as of July 1, 1999 between the Company, Techwest Management
              Inc., Sideware Systems Inc. and Pacific Centre Leaseholds Ltd.
   10.9(4)    Assignment Agreement effective as of July 1, 1999 between the Company,
              Techwest Management Inc., Sideware Systems Inc., and SJM Management Ltd.
  10.10(4)    Agreement between the Company, Mercator Robotec Inc. and Satisfied Brake
              Products Inc.
  10.11(6)    Alliance Agreement dated March 26, 2000 between the Company and
              ABB Flexible Automation Group Inc.
   11.1(6)    Computation of net loss per share
   21.1(1)    Subsidiaries of the Registrant
   23.1       Consent of KPMG LLP
   23.2(3)    Consent of William K. Ziering (included in Exhibit 5.1)
   24.1(1)    Power of Attorney (included in the signature page to this Registration Statement)
   27.1(5)    Summary Financial Data for the year ended December 31, 1999.

(1) Exhibit already on file -- exhibit to our Form 10-SB registration statement filed September 25, 1998.

(2) Exhibit already on file -- exhibit to our Schedule 14A proxy information filed March 1, 2000.

(3) Exhibit already on file -- exhibit to our Form S-1 registration statement filed February 11, 2000.

(4) Exhibit already on file exhibit to our Form 10-QSB covering the quarter ended September 30, 1999 filed November 15, 1999.

(5) Exhibit already on file -- exhibit to our Form 10-KSB covering the year ended December 31, 1999 filed March 9, 2000.

(6) Exhibit already on file -- exhibit to our Form 10-QSB covering the quarter ended March 31, 2000 filed May 15, 2000.

ITEM 17.  UNDERTAKINGS

     (a)  The undersigned Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

               (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

               (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (4) To file a post-effective amendment to the Registration Statement to include any financial statements required by section 10(a)(3) of the Act.

                  Consolidated Financial Statements of

                  BRAINTECH, INC.
                  (A Development Stage Enterprise)
                  (Expressed in U.S. Dollars)


                  Years ended December 31, 1999, 1998 and 1997
                  Period from inception on January 3, 1994 to December 31, 1999

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Braintech, Inc.

We have audited the accompanying consolidated balance sheets of Braintech, Inc. (a development stage enterprise) as at December 31, 1999 and 1998 and the related consolidated statements of operations, stockholders' deficit and cash flows for each of the years in the three year period ended December 31, 1999 and for the period from inception on January 3, 1994 to December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Braintech, Inc. as at December 31, 1999 and 1998 and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 1999 and for the period from inception on January 4, 1994 to December 31, 1999, in conformity with generally accepted accounting principles in the United States.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 2 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency which raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



"KPMG"


Chartered Accountants


Vancouver, Canada

February 10, 2000, except as to note 11 which is as of February 21, 2000

BRAINTECH, INC.
(A Development Stage Enterprise)

Consolidated Balance Sheets
(Expressed in U.S. Dollars)

December 31, 1999 and 1998

-------------------------------------------------------------------------------------------------------------------
                                                                                     1999                 1998
-------------------------------------------------------------------------------------------------------------------
ASSETS

Current assets:
     Cash and cash equivalents                                             $      431,390       $       22,479
     Accounts receivable                                                           16,189               22,433
     Inventory                                                                      3,369                 -
     Due from related companies (note 4(a))                                        13,644                 -
     Prepaid expenses                                                               7,392               12,344
     --------------------------------------------------------------------------------------------------------------
                                                                                  471,984               57,256

Due from directors and officers (note 4(b))                                        10,130               10,130

Fixed assets (note 5)                                                             134,210               75,237
-------------------------------------------------------------------------------------------------------------------
                                                                           $      616,324       $      142,623
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' DEFICIT

Current liabilities:
     Accounts payable and accrued liabilities                              $       87,710       $       84,001
     Deferred revenue                                                              21,506                 -
     Due to related companies (note 4(a))                                            -                 442,860
     --------------------------------------------------------------------------------------------------------------
                                                                                  109,216              526,861

Amounts in dispute (note 8(b))                                                    606,000              606,000
-------------------------------------------------------------------------------------------------------------------
                                                                                  715,216            1,132,861

Stockholders' deficit:
     Common stock (note 6):
       Authorized:  50,000,000 shares, with $0.001 par value
       Issued:  41,338,333 shares (1998 - 30,371,333)                              41,228               30,371
     Additional paid-in capital (note 6(c))                                     6,910,323            4,793,760
     Accumulated deficit                                                          (58,800)             (58,800)
     Deficit accumulated during the development stage                          (6,991,643)          (5,755,569)
     --------------------------------------------------------------------------------------------------------------
                                                                                  (98,892)            (990,238)

Future operations (note 2)
Contingencies (note 8)
Commitments (note 9)
Subsequent events (note 11)
Year 2000 Issue (note 12)

-------------------------------------------------------------------------------------------------------------------
                                                                           $      616,324       $      142,623
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

On behalf of the Board:


"Owen Jones"             President           "Grant Sutherland"       Chairman
------------------------                     ------------------------

BRAINTECH, INC.
(A Development Stage Enterprise)

Consolidated Statements of Operations
(Expressed in U.S. Dollars)

-------------------------------------------------------------------------------------------------------------------
                                                Period from
                                               inception on
                                            January 3, 1994               Years ended December 31,
                                            to December 31,  ------------------------------------------------------
                                                       1999             1999              1998            1997
-------------------------------------------------------------------------------------------------------------------
Sales                                       $        57,510   $         -       $       57,510   $        -
Cost of sales                                        30,005             -               30,005            -
-------------------------------------------------------------------------------------------------------------------

Gross margin                                         27,505             -               27,505            -

Expenses:
     Consulting and contractors                     736,561             -               24,785          17,770
     Research and development                     1,719,001          579,441           321,378         148,527
     Selling, general and
       administrative (note 10)                   4,402,912          650,715         1,786,410         763,745
     Non-operating expenses:
        Loss on disposal of fixed assets             26,054            5,918             1,888            -
        Write-down of investments                   100,000             -                3,600            -
        Write-down of intangible assets              17,189             -                 -               -
        Write-down of organization costs             17,431             -                 -               -
-------------------------------------------------------------------------------------------------------------------
                                                  7,019,148        1,236,074         2,138,061         930,042
-------------------------------------------------------------------------------------------------------------------

Loss for the period                         $    (6,991,643)  $   (1,236,074)   $   (2,110,556)  $    (930,042)
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------

Loss per share information:
     Basic and diluted                      $         (0.29)   $       (0.03)    $       (0.07)   $      (0.04)
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------

Weighted average number of
   common shares outstanding                     24,174,901       36,076,379        28,620,884      25,464,978
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

BRAINTECH, INC.
(A Development Stage Enterprise)

Consolidated Statements of Stockholders' Deficit
(Expressed in U.S. Dollars)

-------------------------------------------------------------------------------------------------------------------------
                                                                                                              Deficit
                                                                                                          accumulated
                                                                            Additional                     during the
                                                                 Common        paid-in     Accumulated    development
                                                 Shares           stock        capital         deficit          stage
-------------------------------------------------------------------------------------------------------------------------
Balance, January 3, 1994                      17,400,000    $   17,400   $   1,039,271   $   (58,800)   $        -

Loss for the period                                 -             -               -             -          (1,006,716)
-------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1994                    17,400,000        17,400       1,039,271       (58,800)      (1,006,716)

Loss for the period                                 -             -               -             -            (748,310)
-------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1995                    17,400,000        17,400       1,039,271       (58,800)      (1,755,026)

Common stock transactions (net of issue
 costs):
  Issued for cash at $.1895 per share            950,000           950         173,440          -                -
  Issued for cash at $.25 per share              733,333           733         183,167          -                -
  Issued for cash at $.20 per share            3,000,000         3,000         592,500          -                -
  Shares issued for services rendered          1,200,000         1,200         238,800          -                -
Loss for the period                                 -             -               -             -            (959,945)
-------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1996                    23,283,333        23,283       2,227,178       (58,800)      (2,714,971)

Common stock transactions (net of issue
 costs):
  Issued for cash at $.20 per share            2,000,000         2,000         396,991          -                -
  Issued for cash at $.15 per share            1,000,000         1,000         148,279          -                -
  Shares issued for services rendered            300,000           300          59,700          -                -
Compensatory benefit of employee stock
 options                                            -             -            200,000          -                -
Loss for the period                                 -             -               -             -            (930,042)
-------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1997                    26,583,333        26,583       3,032,148       (58,800)      (3,645,013)

Common stock transactions (net of issue
 costs):
  Issued for cash at $.25 per share            1,600,000         1,600         398,400          -                -
  Issued for cash at $.20 per share            2,188,000         2,188         435,412          -                -
Compensatory benefit of employee stock
 options                                            -             -            927,800          -                -
Loss for the period                                 -             -               -             -          (2,110,556)
-------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1998                    30,371,333        30,371       4,793,760       (58,800)      (5,755,569)

Common stock transactions (net of issue
 costs):
  Issued for cash at $.15 per share            9,800,000         9,800       1,433,950          -                -
  Issued for cash at $.20 per share              157,000           157          31,243          -                -
  Issued for cash at $.60 per share            1,010,000         1,010         604,990          -                -
Common stock subscriptions (notes 6(d)
 and 11(b))                                         -             -            110,270          -                -
Subscriptions receivable                            -             (110)        (65,890)         -                -
Compensatory benefit of employee stock
 options                                            -             -              2,000          -                -
Loss for the period                                 -             -               -             -          (1,236,074)
-------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 1999                    41,338,333    $   41,228   $   6,910,323   $   (58,800)   $  (6,991,643)
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

BRAINTECH, INC.
(A Development Stage Enterprise)

Consolidated Statements of Cash Flows
(Expressed in U.S. Dollars)

-------------------------------------------------------------------------------------------------------------------
                                                    Period from
                                                   inception on
                                                January 3, 1994             Years ended December 31,
                                                to December 31,   -------------------------------------------------
                                                           1999             1999            1998          1997
-------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
   Loss for the period                            $  (6,991,643)  $   (1,236,074)  $  (2,110,556)  $  (930,042)
   Items not involving cash:
     Amortization                                        79,958           42,503          24,135        10,287
     Bad debt                                            75,108             -               -             -
     Loss on disposal of fixed assets                    26,054            5,918           1,888          -
     Write-down of investments                          100,000             -              3,600          -
     Write-down of intangible assets                     17,189             -               -             -
     Write-down of organization costs                    17,431             -               -             -
     Shares issued for services rendered                300,000             -               -           60,000
     Compensatory benefit of employee
       stock options                                  1,129,800            2,000         927,800       200,000
   Changes in non-cash operating working
    capital:
       Inventory                                         (3,369)          (3,369)           -             -
       Accounts receivable                              (16,189)           6,244            (971)      (21,462)
       Prepaid expenses                                  (7,392)           4,952         (10,636)       (1,708)
       Accounts payable and accrued liabilities          74,178            3,709          45,197       (36,942)
       Deferred revenue                                  21,506           21,506            -             -
   ----------------------------------------------------------------------------------------------------------------
   Net cash used in operating activities             (5,177,369)      (1,152,611)     (1,119,543)     (719,867)

Cash flows from investing activities:
   Purchase of marketable securities                   (100,000)            -               -             -
   Purchase of fixed assets                            (239,163)        (107,394)        (87,988)      (23,559)
   Proceeds from notes receivable                      (130,181)            -               -             -
   Proceeds from disposal of real estate                306,752             -               -             -
   ----------------------------------------------------------------------------------------------------------------
   Net cash used in investing activities               (162,592)        (107,394)        (87,988)      (23,559)

Cash flows from financing activities:
   Notes receivable                                      55,073             -               -             -
   Borrowings from directors and officers                (2,826)            -             18,304       (39,881)
   Due to (from) related companies                      (25,270)        (456,504)        231,418       267,882
   Mortgages payable                                   (207,739)            -               -             -
   Share subscriptions received                         110,270          110,270            -             -
   Subscriptions receivable                             (66,000)         (66,000)           -             -
   Common shares issued, net of issue costs           5,663,731        2,081,150         837,600       548,270
   ----------------------------------------------------------------------------------------------------------------
   Net cash provided by financing activities          5,527,239        1,668,916       1,087,322       776,271
-------------------------------------------------------------------------------------------------------------------

Increase (decrease) in cash and cash equivalents        187,278          408,911        (120,209)       32,845

Cash and cash equivalents, beginning of period          244,112           22,479         142,688       109,843
-------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents, end of period          $     431,390   $      431,390   $      22,479   $   142,688
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------

Supplemental information:
   Cash paid for interest                         $       3,797   $          895   $       2,155   $       747
   Cash paid for taxes                            $        -      $         -      $        -      $      -
Non-cash financing activities:
   Shares issued for services rendered            $     300,000   $         -      $        -      $    60,000
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

BRAINTECH, INC.
(A Development Stage Enterprise)

Notes to Consolidated Financial Statements
(Expressed in U.S. Dollars)

Years ended December 31, 1999, 1998 and 1997
Period from inception on January 3, 1994 to December 31, 1999

--------------------------------------------------------------------------------

1.   ORGANIZATION:

     Braintech, Inc. (the "Company") was incorporated on March 4, 1987 under the laws of the State of Nevada as Tome Capital, Inc. The Company initially was in the business of real estate development. On January 3, 1994, the Company changed its name to Braintech Inc. and began operations as a high tech development company, developing advanced video recognition software. All sales of its products and services are made in this industry segment.

2.   FUTURE OPERATIONS:

     During the year ended December 31, 1999, the Company incurred a loss of $1,236,074 and used cash in operating activities of $1,152,611. From inception of the business on January 3, 1994, the Company has incurred cumulative losses of $6,991,643 and used cash for operating activities of $5,177,369.

     These consolidated financial statements have been prepared on the going concern basis under which an entity is considered to be able to realize its assets and satisfy its liabilities in the ordinary course of business.
     The Company has not generated significant revenues and is continuing to develop its business. Operations to date have been primarily financed by equity transactions. The Company's future operations and its continuation as a going concern are dependent upon its ability to obtain market acceptance of its vision systems, to increase sales of its product by developing strategic sales alliances with major suppliers of robotic systems, generating positive cash flows from operations and ultimately attaining profitability.

     It is the Company's intention to focus on developing alliances with companies with established sales and marketing groups with the intention of becoming their principal supplier of vision systems. Subsequent to year end, an alliance was developed with a major supplier of robotic systems.

     Depending on the Company's ability to develop sales through alliances or other means and related cash flows, the Company may need to raise additional capital through public or private financings which may not be available on reasonable terms. The consolidated financial statements do not include any adjustments relating to the recoverability of assets and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

3.   SIGNIFICANT ACCOUNTING POLICIES:

     (a) Basis of presentation:

         These consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States and present the financial position, results of operations and cash flows of the Company and its wholly-owned subsidiary Brainware Systems Inc., incorporated under the Company Act of British Columbia on March 30, 1994. All material intercompany balances and transactions have been eliminated.

         Through December 31, 1997, the consolidated financial statements of the Company issued to shareholders were presented in accordance with generally accepted accounting principles in Canada. The application of United States accounting principles to these consolidated financial statements has been made on a retroactive basis. In addition, to December 31, 1999, for United States accounting and reporting purposes, the Company is considered to be in a development stage as it was devoting substantial efforts to developing its business operations. Commencement of the development stage is considered to have occurred on January 3, 1994 when the Company began operations as a high-technology development company.

BRAINTECH, INC.
(A Development Stage Enterprise)

Notes to Consolidated Financial Statements, page 2
(Expressed in U.S. Dollars)

Years ended December 31, 1999, 1998 and 1997
Period from inception on January 3, 1994 to December 31, 1999

--------------------------------------------------------------------------------

3.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

     (b) Cash and cash equivalents:

         Cash and cash equivalents include highly liquid investments, such as term deposits, having terms to maturity of three months or less at the date of acquisition and that are readily convertible to contracted amounts of cash.

     (c) Research and development costs:

         Research and development costs are expensed as incurred.

     (d) Inventory:

         Inventory is valued at the lower of cost and net realizable value with cost being determined on a first-in-first-out basis. Cost includes laid-down cost which is the cost of materials and other applicable direct costs.

     (e) Revenue recognition:

         The Company recognizes revenue when title has passed to the customer, the collectibility of the consideration is reasonably assured and the Company has no significant remaining performance obligations. An allowance for estimated future returns is recorded at the time revenue is recognized.

         Cash received in advance of meeting the revenue recognition criteria is recorded as deferred revenue.

     (f) Fixed assets:

         Fixed assets are carried at cost less accumulated amortization. Amortization is calculated annually as follows:

--------------------------------------------------------------------------------------------
         Asset                                               Basis                 Rate
--------------------------------------------------------------------------------------------
         Furniture and fixtures                  declining-balance                  20%
         Computer equipment                      declining-balance                  30%
         Trade show assets                       declining balance                  20%
         Computer software                           straight-line                  50%
         Leasehold improvements                      straight-line           lease term
--------------------------------------------------------------------------------------------

     (g) Use of estimates:

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts may differ from these estimates.

BRAINTECH, INC.
(A Development Stage Enterprise)

Notes to Consolidated Financial Statements, page 3
(Expressed in U.S. Dollars)

Years ended December 31, 1999, 1998 and 1997
Period from inception on January 3, 1994 to December 31, 1999

--------------------------------------------------------------------------------

3.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

     (h) Foreign currency:

         The Company's functional currency is the United States dollar.
         Monetary assets and liabilities denominated in a foreign currency have been translated to the functional currency at rates of exchange in effect at the balance sheet date. Non-monetary assets and liabilities, and revenue and expense items are translated at rates prevailing when they were acquired or incurred. Exchange gains and losses arising on translation of assets and liabilities denominated in foreign currencies are included in operations.

         The Company's subsidiary, Brainware Systems Inc., is treated as an integrated operation and the related accounts are translated into United States dollars using the temporal method as follows:

         (i)   Revenue and expenses at average exchange rates for the year;

         (ii) Monetary items at the rates of exchange prevailing at the balance sheet dates;

         (iii) Non-monetary items at historical exchange rates; and

         (iv) Exchange gains and losses arising from translation are included in the determination of net earnings for the year.

     (i) Stock-based compensation:

         The Company has elected to apply the provision of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), and related interpretations in accounting for its stock options. Under APB 25, compensation expense is only recorded to the extent that the exercise price is less than fair value on the date of grant. The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards 123, "Accounting for Stock-Based Compensation" ("SFAS 123").

     (j) Income taxes:

         The Company follows the asset and liability method of accounting for income taxes. Deferred tax assets and liabilities are recognized based on the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. When the likelihood of realization of a deferred tax asset is not considered to be more likely than not, a valuation allowance is provided.

BRAINTECH, INC.
(A Development Stage Enterprise)

Notes to Consolidated Financial Statements, page 4
(Expressed in U.S. Dollars)

Years ended December 31, 1999, 1998 and 1997
Period from inception on January 3, 1994 to December 31, 1999

--------------------------------------------------------------------------------

3.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

     (k) Concentration of credit risk:

         Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash equivalents.

         The Company maintains cash equivalents with various financial institutions located in Canada and the United States. The Company's policy is to limit the exposure at any one financial institution and to invest solely in highly liquid investments that are readily convertible to contracted amounts of cash.

     (l) Loss per share:

         Loss per share is calculated based on the weighted average number of shares outstanding.

         As the effect of outstanding options is anti-dilutive, diluted loss per share does not differ from basic loss per share.

     (m) Comprehensive income:

         Net income for the Company is the same as comprehensive income.

4. RELATED PARTY BALANCES AND TRANSACTIONS:

     (a) Due to (from) related companies:

         The Company has had several transactions with Sideware Systems Inc. ("Sideware"). Sideware is under the control of common directors and principal shareholders. However, the Companies businesses are separate. The Companies raise their financing separately and do not share the proceeds from their separate issuances of securities. The Companies also own separate technology.

         Transactions with Sideware during our last three fiscal years have been as follows:

         (1) Cost sharing agreement:

             The Company shares office premises and some personnel with Sideware. Prior to 1999, costs were shared equally with Sideware. In October 1999, a new agreement was made to reallocate common costs 80% to Sideware and 20% to the Company retroactive to January 1, 1999.

             TechWest Management Inc. ("TechWest"), which is under the control of common directors, is responsible for making regular payments to suppliers on behalf of the Company and Sideware.

             Cash is advanced to TechWest by the Company and Sideware to cover these expenses. TechWest then allocates the expenses 80% to Sideware and 20% to Braintech. Amounts due to (from) related companies result from these intercompany expense allocations and cash advances. The amounts due to (from) related companies are as follows:

                                           December 31,      December 31,
                                                   1999              1998
             ------------------------------------------------------------
             TechWest Management Inc.        $(11,848)         $364,700
             Sideware Systems Inc.               --              85,314
             Other related companies           (1,796)           (7,154)
             ------------------------------------------------------------
                                             $(13,644)         $442,860
             ------------------------------------------------------------
             ------------------------------------------------------------

         (2) Purchase of computer equipment:

             The Company purchases most of its computer equipment through Sideware because of favorable pricing on IBM equipment available to Sideware. No mark-up is charged. During the year ended December 31, 1999, the Company's purchases were $21,000
             (1998 - $26,000).

         (3) Wizmaster

             The Company entered into a software development and license agreement in September 1999 with Sideware. The Company developed a program named the "Wizmaster" for incorporation into Sideware's software. Sideware paid a total of $11,200 to the Company.

     (b) Due from directors and officers:

         The amounts due from directors and officers represent cash advances provided to current directors and officers of the Company.

     (c) Transactions with directors and officers:

         During the year, the Company was charged $68,735 (1998 - $129,538; 1997
         - $nil) for management and consulting services provided by directors and officers. These charges are included in selling, general and administrative expenses.

BRAINTECH, INC.
(A Development Stage Enterprise)

Notes to Consolidated Financial Statements, page 5
(Expressed in U.S. Dollars)

Years ended December 31, 1999, 1998 and 1997
Period from inception on January 3, 1994 to December 31, 1999

--------------------------------------------------------------------------------

5.   FIXED ASSETS:

-------------------------------------------------------------------------------------------------------------------
                                                                              Accumulated             Net book
     DECEMBER 31, 1999                                           Cost        amortization                value
-------------------------------------------------------------------------------------------------------------------
     Furniture and fixtures                             $      22,945        $      5,320         $     17,625
     Computer equipment                                        80,745              23,771               56,974
     Trade show assets                                         13,307               2,851               10,456
     Computer software                                         50,795              36,898               13,897
     Leasehold improvements                                    41,992               6,734               35,258
-------------------------------------------------------------------------------------------------------------------

                                                        $     209,784        $     75,574         $    134,210
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
                                                                              Accumulated             Net book
     DECEMBER 31, 1998                                           Cost        amortization                value
-------------------------------------------------------------------------------------------------------------------
     Furniture and fixtures                             $      16,419        $      1,790         $     14,629
     Computer equipment                                        47,046               8,612               38,434
     Trade show assets                                          8,446                 845                7,601
     Computer software                                         23,740              21,648                2,092
     Leasehold improvements                                    14,008               1,527               12,481
-------------------------------------------------------------------------------------------------------------------

                                                        $     109,659        $     34,422         $     75,237
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------

6.   COMMON STOCK:

     (a) Of the shares issued at December 31, 1999, 12,595,000 shares (1998 - 5,280,000; 1997 - 6,830,000) are subject to trading restrictions. These include the 1,500,000 shares retained by the Company, as described in note 6(b).

     (b) 5,500,000 shares were issued for technology in 1993 and recorded at a par value of $5,500. 1,500,000 shares have been retained by the Company because the development of the technology has not been completed.

     (c) Additional paid-in capital arises on the issuance of common shares at a price in excess of par value.

     (d) Subscriptions for shares:

         As at December 31, 1999, the Company had received subscriptions for 285,000 common shares of common stock for aggregate proceeds of $110,270.

BRAINTECH, INC.
(A Development Stage Enterprise)

Notes to Consolidated Financial Statements, page 6
(Expressed in U.S. Dollars)

Years ended December 31, 1999, 1998 and 1997
Period from inception on January 3, 1994 to December 31, 1999

--------------------------------------------------------------------------------

6.   COMMON STOCK (CONTINUED):

     (e) Stock options:

         The Company has reserved 7,500,000 common shares pursuant to a stock option plan. Options to purchase common shares of the Company may be granted by the Board of Directors and vest immediately.

         Stock option activity during the year ended December 31, 1999 is as follows:

         --------------------------------------------------------------------------------------------------------
                            Weighted
                             average    Weighted   Outstanding                                      Outstanding
                            exercise     average  December 31,                         Forfeited/  December 31,
         Expiry dates          price  fair value          1998     Granted  Exercised    expired           1999
         November 28, 2002     $0.20       $0.19     4,097,000        -        85,000        -        4,012,000
         November 28, 2002     $0.20       $0.76     1,210,000        -        72,000      35,000     1,103,000
         November 28, 2002     $0.20       $0.77       125,000        -          -           -          125,000
         April 19, 2004        $0.20       $0.16          -        965,000       -           -          965,000
         November 25, 2004     $0.20       $0.18          -        200,000       -           -          200,000

                                                     5,432,000   1,165,000    157,000      35,000     6,405,000
         --------------------------------------------------------------------------------------------------------
         --------------------------------------------------------------------------------------------------------

         Stock option activity during the year ended December 31, 1998 is as follows:

         --------------------------------------------------------------------------------------------------------
                            Weighted
                             average    Weighted   Outstanding                                      Outstanding
                            exercise     average  December 31,                         Forfeited/  December 31,
         Expiry dates          price  fair value          1997     Granted  Exercised    expired           1998

         November 28, 2002     $0.20       $0.19     5,000,000        -       803,000     100,000     4,097,000
         November 28, 2002     $0.20       $0.76          -      1,420,000    110,000     100,000     1,210,000
         November 28, 2002     $0.20       $0.77          -        150,000     25,000        -          125,000
         --------------------------------------------------------------------------------------------------------

                                                     5,000,000   1,570,000    938,000     200,000     5,432,000
         --------------------------------------------------------------------------------------------------------
         --------------------------------------------------------------------------------------------------------

         The weighted average fair value of options was calculated using the Black-Scholes option pricing formula.

         The Company has adopted the disclosure provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-based Compensation" ("FAS 123") but has elected to continue measuring compensation costs using the intrinsic value based method of accounting. Under the intrinsic value based method, employee stock option compensation is the excess, if any, of the quoted market value of the stock at the date of grant over the amount on optionee must pay to acquire stock. Included in expenses for 1999 is $2,000 representing a compensatory benefit (1998 - $927,800; 1997 - $200,000).

BRAINTECH, INC.
(A Development Stage Enterprise)

Notes to Consolidated Financial Statements, page 7
(Expressed in U.S. Dollars)

Years ended December 31, 1999, 1998 and 1997
Period from inception on January 3, 1994 to December 31, 1999

--------------------------------------------------------------------------------

6.   COMMON STOCK (CONTINUED):

     (e) Stock options (continued):

         Had compensation cost been determined based on the fair value at the grant dates of the stock options and charged to earnings consistent with the measurement provision of FAS 123, the impact would be as follows:

-------------------------------------------------------------------------------------------------------------------
                                                  Period from
                                                 inception on
                                              January 3, 1994               Years ended December 31,
                                              to December 31,   ---------------------------------------------------
                                                         1999            1999             1998            1997
-------------------------------------------------------------------------------------------------------------------
         Loss for the period, as reported       $  (6,991,643)  $  (1,236,074)   $  (2,110,556)  $    (930,042)
         Estimated fair value of option grants     (2,375,052)       (189,829)      (1,201,483)       (983,740)
-------------------------------------------------------------------------------------------------------------------
                                                   (9,366,695)     (1,425,903)      (3,312,039)     (1,913,782)
         Less compensatory benefit included in
           selling, general and administrative
           expenses                                 1,129,800           2,000          927,800         200,000
-------------------------------------------------------------------------------------------------------------------

         Pro forma loss                         $  (8,236,895)  $  (1,423,903)   $  (2,384,239)  $  (1,713,782)
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------

         Loss per share                         $       (0.34)  $       (0.04)   $      (0.08)   $       (0.07)
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------

         The fair value of the stock option grants have been estimated using the Black-Scholes Option-Pricing model with the following assumptions: dividend yield - 0% (1998 - 0%; 1997 - 0%), risk-free interest rate - 5.88% (1998 - 6.0%; 1997 - 5.0%), expected option life - 5 years (1998
         - 5 years; 1997 - 5 years); expected volatility - 120% (1998 - 156%; 1997 - 70%).


7.   INCOME TAXES:

     The Company has non-capital losses carried forward of approximately $4,000,000 which may be deducted in the calculation of taxable income of future periods to 2014.

     The unrecorded benefit of these losses carried forward is approximately $1,800,000. The benefit has been fully offset by a valuation allowance due to the uncertainty of the realization of the benefits.


8.   CONTINGENCIES:

     The Company is engaged in the following legal disputes:

     (a) On February 1, 1999, a former employee of the Company commenced legal proceedings against the Company claiming approximately $100,000 in damages for an alleged breach of a stock option agreement and approximately $7,500 alleged to be owing pursuant to a consulting agreement. The Company has filed a defence and counterclaim alleging breach of fiduciary duty and negligence. While the ultimate outcome is uncertain, management of the Company believes it will be successful in defending this action and accordingly no amount has been provided in these financial statements.

BRAINTECH, INC.
(A Development Stage Enterprise)

Notes to Consolidated Financial Statements, page 8
(Expressed in U.S. Dollars)

Years ended December 31, 1999, 1998 and 1997
Period from inception on January 3, 1994 to December 31, 1999

--------------------------------------------------------------------------------

8.   CONTINGENCIES (CONTINUED):

     (b) On March 16, 1999, three corporations commenced legal proceeding against the Company and certain of its present and former directors are claiming damages in the amount of $606,000 for breach of contract and conversion of stock certificates. The plaintiffs have not sought recovery of any shares of the Company. The Company has filed a defence and counterclaim alleging that the plaintiffs and a former promoter of the Company, caused share certificates of the defendant to be issued to the plaintiffs improperly, and caused funds of the Company to be used for unauthorized and improper purposes. As at December 31, 1999 and 1998, the Company has recorded the full amount of the $606,000 as a liability.


9.   COMMITMENTS:

     The Company has obligations under operating lease arrangements which require the following minimum annual payments:

----------------------------------------------------------------------------

     2000                                                  $    216,500
     2001                                                       224,000
     2002                                                       197,000
     2003                                                        96,500
----------------------------------------------------------------------------
                                                           $    734,000
----------------------------------------------------------------------------
----------------------------------------------------------------------------

     Eighty percent of these amounts are recoverable pursuant to an agreement with Sideware Systems Inc., a company with certain common shareholders and directors as the Company.


10.  SELLING, GENERAL AND ADMINISTRATIVE EXPENSES:

     Selling, general and administrative expenses are comprised of the following compensatory benefits:

-------------------------------------------------------------------------------------------------------------------
                                                    Period from
                                                   inception on
                                                January 3, 1994             Years ended December 31,
                                                to December 31,   -------------------------------------------------
                                                           1999             1999           1998           1997
-------------------------------------------------------------------------------------------------------------------
     Selling, general and administrative
      expenses:
       Compensatory benefit of employee
         stock options                            $   1,129,800   $        2,000   $    927,800   $    200,000
       Salaries and benefits                            866,001          143,865        298,430        215,014
       Other                                          2,407,111          504,850        560,180        348,731
-------------------------------------------------------------------------------------------------------------------

                                                  $   4,402,912   $      650,715   $  1,786,410   $    763,745
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------

BRAINTECH, INC.
(A Development Stage Enterprise)

Notes to Consolidated Financial Statements, page 9
(Expressed in U.S. Dollars)

Years ended December 31, 1999, 1998 and 1997
Period from inception on January 3, 1994 to December 31, 1999

--------------------------------------------------------------------------------

11. SUBSEQUENT EVENTS:

    (a)  Stock options:

         Subsequent to December 31, 1999 and up to February 21, 2000, 3,896,000 stock options were exercised and converted to common shares for total cash proceeds of $779,200. Total stock options cancelled were 265,000.

    (b)  Private placements:

         Subsequent to December 31, 1999, 285,000 common shares were issued pursuant to share subscriptions received at December 31, 1999 in the amount of $110,270.



12.  YEAR 2000 ISSUE:

     The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. Although the change in date has occurred, it is not possible to conclude that all aspects of the Year 2000 Issue that may affect the entity, including those related to customers, suppliers, or other third parties, have been fully resolved. However, management does not believe additional costs will be incurred due to the Year 2000 Issue.

                  Consolidated Financial Statements of

                  BRAINTECH, INC.
                  (A Development Stage Enterprise)
                  (Expressed in U.S. Dollars)

                  Three months ended March 31, 2000 and 1999
                  Period from inception on January 3, 1994 to March 31, 2000

                  (Unaudited)

BRAINTECH, INC.
(A Development Stage Enterprise)

Consolidated Balance Sheets
(Expressed in U.S. Dollars)


---------------------------------------------------------------------------------------------------------------
                                                                                March 31,         December 31,
                                                                                     2000                 1999
---------------------------------------------------------------------------------------------------------------
                                                                               (Unaudited)

Assets

Current assets:
     Cash and cash equivalents                                             $      930,861       $      431,390
     Accounts receivable                                                           22,889               16,189
     Inventory                                                                      3,369                3,369
     Due from related companies (note 4(a))                                          -                  13,644
     Prepaid expenses                                                              21,350                7,392
---------------------------------------------------------------------------------------------------------------
                                                                                  978,469              471,984

Due from directors and officers (note 4(b))                                          -                  10,130

Fixed assets (note 5)                                                             137,378              134,210
---------------------------------------------------------------------------------------------------------------

                                                                           $    1,115,847       $      616,324
---------------------------------------------------------------------------------------------------------------

Liabilities and Stockholders' Deficit

Current liabilities:
     Accounts payable and accrued liabilities                              $       78,025       $       87,710
     Due to related companies (note 4(a))                                            -                  21,506
---------------------------------------------------------------------------------------------------------------
                                                                                   78,025              109,216

Amounts in dispute (note 8(b))                                                    606,000              606,000
---------------------------------------------------------------------------------------------------------------
                                                                                  684,025              715,216

Stockholders' deficit:
     Common stock (note 6):
       Authorized:  50,000,000 shares, with $0.001 par value
       Issued:  45,589,333 shares (1999 - 41,338,333)                              45,589               41,228
     Additional paid-in capital (note 6(c))                                     7,764,528            6,910,323
     Accumulated deficit                                                          (58,800)             (58,800)
     Deficit accumulated during the development stage                          (7,319,495)          (6,991,643)
---------------------------------------------------------------------------------------------------------------
                                                                                  431,822              (98,892)

Future operations (note 2)
Contingencies (note 8)
Commitments (note 9)

---------------------------------------------------------------------------------------------------------------
                                                                           $    1,115,847       $      616,324
---------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

On behalf of the Board:


        "Owen Jones"          President         "Grant Sutherland"      Chairman
-----------------------------             -----------------------------

BRAINTECH, INC.
(A Development Stage Enterprise)

Consolidated Statements of Operations
(Expressed in U.S. Dollars)

---------------------------------------------------------------------------------------------------------------
                                                      Period from
                                                     inception on
                                                  January 3, 1994                 Three Months Ended March 31,
                                                      to March 31,                ----------------------------
                                                              2000                   2000                 1999
---------------------------------------------------------------------------------------------------------------
                                                       (Unaudited)            (Unaudited)          (Unaudited)

Sales                                                $     127,396         $       69,886       $         -
Cost of sales                                               61,204                 31,199                 -
---------------------------------------------------------------------------------------------------------------

Gross margin                                                66,192                 38,687                 -

Expenses:
     Consulting and contractors                            736,561                   -                   4,045
     Research and development                            1,870,028                151,027              123,492
     Selling, general and administrative (note 10)       4,618,424                215,512              229,388
     Non-operating expenses:
         Loss on disposal of fixed assets                   26,054                   -                    -
         Write-down of investments                         100,000                   -                    -
         Write-down of intangible assets                    17,189                   -                    -
         Write-down of organization costs                   17,431                   -                    -
---------------------------------------------------------------------------------------------------------------
                                                         7,385,687                366,539              356,925
---------------------------------------------------------------------------------------------------------------

Loss for the period                                  $  (7,319,495)        $     (327,852)      $     (356,925)
---------------------------------------------------------------------------------------------------------------

Loss per share information:
     Basic and diluted                               $      (0.29)         $       (0.01)       $       (0.01)
---------------------------------------------------------------------------------------------------------------

Weighted average number of common
   shares outstanding                                   24,953,163             44,153,926           30,566,888
---------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

BRAINTECH, INC.
(A Development Stage Enterprise)

Consolidated Statements of Stockholders' Deficit
(Expressed in U.S. Dollars)

----------------------------------------------------------------------------------------------------------------------
                                                                                                             Deficit
                                                                                                         accumulated
                                                                           Additional                     during the
                                                                Common        paid-in      Accumulated   development
                                                  Shares         stock        capital          deficit         stage
----------------------------------------------------------------------------------------------------------------------
                                              (Unaudited)   (Unaudited)    (Unaudited)      (Unaudited)   (Unaudited)

Balance, January 3, 1994                      17,400,000    $   17,400   $   1,039,271   $   (58,800)   $        -

Loss for the period                                 -             -               -             -          (1,006,716)
----------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1994                    17,400,000        17,400       1,039,271       (58,800)      (1,006,716)

Loss for the period                                 -             -               -             -            (748,310)
----------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1995                    17,400,000        17,400       1,039,271       (58,800)      (1,755,026)

Common stock transactions (net of issue costs):
Issued for cash at $.1895 per share              950,000           950         173,440          -                -
Issued for cash at $.25 per share                733,333           733         183,167          -                -
Issued for cash at $.20 per share              3,000,000         3,000         592,500          -                -
Shares issued for services rendered            1,200,000         1,200         238,800          -                -
Loss for the period                                 -             -               -             -            (959,945)
----------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1996                    23,283,333        23,283       2,227,178       (58,800)      (2,714,971)

Common stock transactions (net of issue costs):
Issued for cash at $.20 per share              2,000,000         2,000         396,991          -                -
Issued for cash at $.15 per share              1,000,000         1,000         148,279          -                -
Shares issued for services rendered              300,000           300          59,700          -                -
Compensatory benefit of employee stock options      -             -            200,000          -                -
Loss for the period                                 -             -               -             -            (930,042)
----------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1997                    26,583,333        26,583       3,032,148       (58,800)      (3,645,013)

Common stock transactions (net of issue costs):
Issued for cash at $.25 per share              1,600,000         1,600         398,400          -                -
Issued for cash at $.20 per share              2,188,000         2,188         435,412          -                -
Compensatory benefit of employee stock options      -             -            927,800          -                -
Loss for the period                                 -             -               -             -          (2,110,556)
----------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1998                    30,371,333        30,371       4,793,760       (58,800)      (5,755,569)

Common stock transactions (net of issue costs):
Issued for cash at $.15 per share              9,800,000         9,800       1,433,950          -                -
Issued for cash at $.20 per share                157,000           157          31,243          -                -
Issued for cash at $.60 per share              1,010,000         1,010         604,990          -                -
Common stock subscriptions                          -             -            110,270          -                -
Subscriptions receivable                            -             (110)        (65,890)         -                -
Compensatory benefit of employee stock options      -             -              2,000          -                -
Loss for the period                                 -             -               -             -          (1,236,074)
----------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1999                    41,338,333        41,228       6,910,323       (58,800)      (6,991,643)

Common stock transactions (net of issue costs):
Issued for cash at $.20 per share              3,966,000         3,966         788,315          -                -
Subscriptions received                              -              110          65,890          -                -
Stock issued on subscriptions                    285,000           285            -             -                -
Loss for the period                                 -             -               -             -            (327,852)
----------------------------------------------------------------------------------------------------------------------
Balance, March 31, 2000 (Unaudited)           45,589,333    $   45,589   $   7,764,528   $   (58,800)   $  (7,319,495)
----------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

BRAINTECH, INC.
(A Development Stage Enterprise)

Consolidated Statements of Cash Flows
(Expressed in U.S. Dollars)

---------------------------------------------------------------------------------------------------------------
                                                      Period from
                                                     inception on
                                                   January 3, 1994                Three Months Ended March 31,
                                                      to March 31,                ----------------------------
                                                              2000                   2000                 1999
---------------------------------------------------------------------------------------------------------------
                                                       (Unaudited)            (Unaudited)          (Unaudited)

Cash flows from operating activities:
     Loss for the period                           $    (7,319,495)        $     (327,852)      $     (356,925)
         Items not involving cash:
              Amortization                                  94,233                 14,275                5,220
              Bad debt                                      75,108                   -                    -
              Loss on disposal of fixed assets              26,054                   -                    -
              Write-down of investments                    100,000                   -                    -
              Write-down of intangible assets               17,189                   -                    -
              Write-down of organization costs              17,431                   -                    -
              Shares issued for services rendered          300,000                   -                    -
              Compensatory benefit of employee
                stock options                            1,129,800                   -                    -
     Changes in non-cash operating working capital:
         Inventory                                          (3,369)                  -                    -
         Accounts receivable                               (22,889)                (6,700)              (2,757)
         Prepaid expenses                                  (21,350)               (13,958)              (6,930)
         Accounts payable and accrued liabilities           64,493                 (9,685)             (23,542)
         Deferred revenue                                     -                   (21,506)                -
---------------------------------------------------------------------------------------------------------------
     Net cash used in operating activities              (5,542,795)              (365,426)            (384,934)

Cash flows from investing activities:
     Purchase of marketable securities                    (100,000)                  -                    -
     Purchase of fixed assets                             (256,606)               (17,443)             (16,298)
     Proceeds from notes receivable                       (130,181)                  -                    -
     Proceeds from disposal of real estate                 306,752                   -                    -
---------------------------------------------------------------------------------------------------------------
     Net cash used in investing activities                (180,035)               (17,443)             (16,298)

Cash flows from financing activities:
     Notes receivable                                       55,073                 10,130                 -
     Borrowings from directors and officers                  7,304                   -                    -
     Due to (from) related companies                       (11,626)                13,644               (4,374)
     Mortgages payable                                    (207,739)                  -                    -
     Share subscriptions received                          110,270                   -                (285,000)
     Subscriptions receivable                                 -                    66,000                 -
     Common shares issued, net of issue costs            6,456,297                792,566              660,000
---------------------------------------------------------------------------------------------------------------
     Net cash provided by financing activities           6,409,579                882,340              379,374
---------------------------------------------------------------------------------------------------------------

Increase (decrease) in cash and cash equivalents           686,749                499,471              (21,858)

Cash and cash equivalents, beginning of period             244,112                431,390               22,479
---------------------------------------------------------------------------------------------------------------

Cash and cash equivalents, end of period             $     930,861         $      930,861       $          621
---------------------------------------------------------------------------------------------------------------


Supplemental information:
     Cash paid for interest                          $       3,797         $         -          $         -
     Cash paid for taxes                             $        -            $         -          $         -
Non-cash financing activities:
     Shares issued for services rendered             $     300,000         $         -          $         -
---------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

BRAINTECH, INC.
(A Development Stage Enterprise)

Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in U.S. Dollars)

Three months ended March 31, 2000 and 1999
Period from inception on January 3, 1994 to March 31, 2000
--------------------------------------------------------------------------------

1.   ORGANIZATION:

     Braintech, Inc. (the "Company") was incorporated on March 4, 1987 under the laws of the State of Nevada as Tome Capital, Inc. The Company initially was in the business of real estate development. On January 3, 1994, the Company changed its name to Braintech Inc. and began operations as a high tech development company, developing advanced video recognition software. All sales of its products and services are made in this industry segment.

2.   FUTURE OPERATIONS:

     During the three months ended March 31, 2000, the Company incurred a loss of $327,852 and used cash in operating activities of $365,426. From inception of the development stage on January 3, 1994, the Company has incurred cumulative losses of $7,319,495 and used cash for operating activities of $5,542,795.

     These consolidated financial statements have been prepared on the going concern basis under which an entity is considered to be able to realize its assets and satisfy its liabilities in the ordinary course of business. Operations to date have been primarily financed by equity transactions. The Company's future operations are dependent upon continued support by shareholders, the achievement of profitable operations and the successful completion of management's plan to obtain additional equity financing, although there can be no assurances that the Company will be successful. The consolidated financial statements do not include any adjustments relating to the recoverability of assets and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

3.   SIGNIFICANT ACCOUNTING POLICIES:

     (a) Basis of presentation:

         These consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States and present the financial position, results of operations and cash flows of the Company and its wholly-owned subsidiary Brainware Systems Inc., incorporated under the Company Act of British Columbia on March 30, 1994. All material intercompany balances and transactions have been eliminated.

         To December 31, 1999, for United States accounting and reporting purposes, the Company is considered to be in a development stage as it was devoting substantial efforts to developing its business operations. Commencement of the development stage is considered to have occurred on January 3, 1994 when the Company began operations as a high-technology development company.

BRAINTECH, INC.
(A Development Stage Enterprise)

Notes to Consolidated Financial Statements, page 2
(Unaudited)
(Expressed in U.S. Dollars)

Three months ended March 31, 2000 and 1999
Period from inception on January 3, 1994 to March 31, 2000
--------------------------------------------------------------------------------

3.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

     (b) Cash and cash equivalents:

         Cash and cash equivalents include highly liquid investments, such as term deposits, having terms to maturity of three months or less at the date of acquisition and that are readily convertible to contracted amounts of cash.

     (c) Research and development costs:

         Research and development costs are expensed as incurred.

     (d) Inventory:

         Inventory is valued at the lower of cost and net realizable value with cost being determined on a first-in-first-out basis. Cost is defined as the cost paid to third parties for materials plus other applicable direct costs.

     (e) Revenue recognition:

         The Company recognizes revenue when title has passed to the customer, the collectibility of the consideration is reasonably assured and the Company has no significant remaining performance obligations. An allowance for estimated future returns is recorded at the time revenue is recognized.

         Cash received in advance of meeting the revenue recognition criteria is recorded as deferred revenue.

     (f) Fixed assets:

         Fixed assets are carried at cost less accumulated amortization. Amortization is calculated annually as follows:


---------------------------------------------------------------------------------------------------------------
         Asset                                                                      Basis                 Rate
---------------------------------------------------------------------------------------------------------------

         Furniture and fixtures                                         declining-balance                  20%
         Computer equipment                                             declining-balance                  30%
         Trade show assets                                              declining-balance                  20%
         Computer software                                                  straight-line                  50%
         Leasehold improvements                                             straight-line           lease term
---------------------------------------------------------------------------------------------------------------

     (g) Use of estimates:

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts may differ from these estimates.

BRAINTECH, INC.
(A Development Stage Enterprise)

Notes to Consolidated Financial Statements, page 3
(Unaudited)
(Expressed in U.S. Dollars)

Three months ended March 31, 2000 and 1999
Period from inception on January 3, 1994 to March 31, 2000
--------------------------------------------------------------------------------

3.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

     (h) Foreign currency:

         The functional currency of the Company and all of its operations is the United States dollar. Monetary assets and liabilities denominated in a foreign currency have been translated into United States dollars at rates of exchange in effect at the balance sheet date. Non-monetary assets and liabilities, and revenue and expense items are translated at rates prevailing when they were acquired or incurred. Exchange gains and losses are included in operations.

     (i) Stock-based compensation:

         The Company has elected to apply the provision of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), and related interpretations in accounting for its stock options granted to employees. Under APB 25, compensation expense is only recorded to the extent that the exercise price is less than fair value on the date of grant. The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). If option grants are made to non-employees, compensation expense will be recognized equal to its fair value over the vesting period.

     (j) Income taxes:

         The Company follows the asset and liability method of accounting for income taxes. Deferred tax assets and liabilities are recognized based on the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. When the likelihood of realization of a deferred tax asset is not considered to be more likely than not, a valuation allowance is provided.

BRAINTECH, INC.
(A Development Stage Enterprise)

Notes to Consolidated Financial Statements, page 4
(Unaudited)
(Expressed in U.S. Dollars)

Three months ended March 31, 2000 and 1999
Period from inception on January 3, 1994 to March 31, 2000
--------------------------------------------------------------------------------

3.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

     (k) Concentration of credit risk:

         Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash equivalents.

         The Company maintains cash equivalents with various financial institutions located in Canada and the United States. The Company's policy is to limit the exposure at any one financial institution and to invest solely in highly liquid investments that are readily convertible to contracted amounts of cash.

     (l) Loss per share:

         Loss per share is calculated based on the weighted average number of shares outstanding.

         As the effect of outstanding options is anti-dilutive, diluted loss per share does not differ from basic loss per share.

     (m) Comprehensive income:

         Net income for the Company is the same as comprehensive income.

     (n) Unaudited interim financial information:

         The financial information as at March 31, 2000 and for the three months ended March 31, 2000 and 1999 is unaudited however, such financial information reflects all adjustments (consisting of normal recurring adjustments) which are necessary for a fair presentation of the results for the periods presented.

4. RELATED PARTY BALANCES AND TRANSACTIONS:

     (a) Due to (from) related companies:

         TechWest Management Inc. ("TechWest"), which is under the control of common directors, is responsible for making regular payments to suppliers on behalf of the Company and Sideware Systems Inc. ("Sideware"), which is also under the control of common directors. Cash is advanced to TechWest by the Company and Sideware to cover these expenses. TechWest then allocates 80% of the expenses to Sideware and 20% to the Company. Amounts due to (from) related companies result from these intercompany expense allocations and cash advances. The amounts due to (from) related companies are as follows:

---------------------------------------------------------------------------------------------------------------
                                                                                March 31,         December 31,
                                                                                     2000                 1999
---------------------------------------------------------------------------------------------------------------
                                                                              (Unaudited)

         Netmedia Systems Inc.                                             $         -          $       (2,126)
         TechWest Management Inc.                                                    -                  23,632
---------------------------------------------------------------------------------------------------------------

                                                                           $         -          $       21,506
---------------------------------------------------------------------------------------------------------------

         During the period, the Company recorded sales of $11,387 to Sideware.

     (b) Due from directors and officers:

         The amounts due from directors and officers represent cash advances provided to current directors and officers of the Company.

BRAINTECH, INC.
(A Development Stage Enterprise)

Notes to Consolidated Financial Statements, page 5
(Unaudited)
(Expressed in U.S. Dollars)

Three months ended March 31, 2000 and 1999
Period from inception on January 3, 1994 to March 31, 2000
--------------------------------------------------------------------------------

4. RELATED PARTY BALANCES AND TRANSACTIONS (CONTINUED):

     (c) Transactions with directors and officers:

         During the three month period ended March 31, 2000, the Company was charged $73,808 (March 31, 1999 - $52,849) for management and consulting services provided by directors and officers. These charges are included in selling, general and administrative expenses.

5.   FIXED ASSETS:

---------------------------------------------------------------------------------------------------------------
                                                                              Accumulated             Net book
     MARCH 31, 2000 (Unaudited)                                  Cost        amortization                value
---------------------------------------------------------------------------------------------------------------
     Furniture and fixtures                             $      23,726        $      6,495         $     17,231
     Computer equipment                                        85,345              30,025               55,320
     Trade show assets                                         17,306               3,622               13,684
     Computer software                                         51,196              40,457               10,739
     Leasehold improvements                                    49,654               9,250               40,404
---------------------------------------------------------------------------------------------------------------

                                                        $     227,227        $     89,849         $    137,378
---------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------
                                                                              Accumulated             Net book
     DECEMBER 31, 1999                                           Cost        amortization                value
---------------------------------------------------------------------------------------------------------------

     Furniture and fixtures                             $      22,945        $      5,320         $     17,625
     Computer equipment                                        80,745              23,771               56,974
     Trade show assets                                         13,307               2,851               10,456
     Computer software                                         50,795              36,898               13,897
     Leasehold improvements                                    41,992               6,734               35,258
---------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------
                                                        $     209,784        $     75,574         $    134,210
---------------------------------------------------------------------------------------------------------------


6.   COMMON STOCK:

     (a) Of the shares issued at March 31, 2000, 6,595,000 shares (December 31, 1999 - 12,595,000) are subject to trading restrictions. These include the 1,500,000 shares retained by the Company, as described in note 6(b).

     (b) 5,500,000 shares were issued for technology in 1993 and recorded at a par value of $5,500. 1,500,000 shares have been retained by the Company because the development of the technology has not been completed.
         The 1,500,000 shares are included in the total outstanding number of shares of 45,589,333 disclosed in the statements of stockholders' deficit.

BRAINTECH, INC.
(A Development Stage Enterprise)

Notes to Consolidated Financial Statements, page 6
(Unaudited)
(Expressed in U.S. Dollars)

Three months ended March 31, 2000 and 1999
Period from inception on January 3, 1994 to March 31, 2000
--------------------------------------------------------------------------------

6.   COMMON STOCK (CONTINUED):

     (c) Additional paid-in capital arises on the issuance of common shares at a price in excess of par value.

     (d) Stock options:

         The Company has reserved 7,500,000 common shares pursuant to a stock option plan. The Company has also reserved an additional 7,500,000 common shares, subject to shareholder approval, pursuant to a new stock option plan. Options to purchase common shares of the Company may be granted by the Board of Directors and vest immediately.

         Stock option activity during the three months ended March 31, 2000 is as follows:

         --------------------------------------------------------------------------------------------------------
                            Weighted
                             average    Weighted   Outstanding                                      Outstanding
                            exercise     average  December 31,                         Forfeited/     March 31,
         Expiry dates          price  fair value          1999     Granted  Exercised     expired          2000
         --------------------------------------------------------------------------------------------------------
                                                                                                    (Unaudited)

         December 16, 2002     $0.20       $0.19     4,012,000        -     2,529,000        -        1,483,000
         May 13, 2003          $0.20       $0.76     1,103,000        -       802,000        -         301,000
         July 2, 2003          $0.20       $0.77       125,000        -       125,000        -             -
         April 19, 2004        $0.20       $0.16       965,000        -       310,000        -          655,000
         November 25, 2004     $0.20       $0.18       200,000        -       200,000        -             -
         --------------------------------------------------------------------------------------------------------

                                                     6,405,000        -     3,966,000         -       2,439,000
         --------------------------------------------------------------------------------------------------------

         Stock option activity during the three month period ended March 31, 1999 is as follows:

         --------------------------------------------------------------------------------------------------------
                            Weighted
                             average    Weighted  Outstanding                                      Outstanding
                            exercise     average  December 31,                         Forfeited/     March 31,
         Expiry dates          price  fair value          1998     Granted  Exercised     expired          1999
         --------------------------------------------------------------------------------------------------------
                                                                                                    (Unaudited)

         December 16, 2002     $0.20       $0.19     4,097,000        -           -           -       4,097,000
         May 13, 2003          $0.20       $0.76     1,210,000        -           -        35,000     1,175,000
         July 2, 2003          $0.20       $0.77       125,000        -           -          -          125,000
         --------------------------------------------------------------------------------------------------------

                                                     5,432,000        -           -        35,000     5,397,000
         --------------------------------------------------------------------------------------------------------

         The weighted average fair value of options was calculated using the Black-Scholes option pricing formula.

         The Company has adopted the disclosure provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-based Compensation" ("FAS 123") but has elected to continue measuring compensation costs using the intrinsic value based method of accounting. Under the intrinsic value based method, employee stock option compensation is the excess, if any, of the quoted market value of the stock at the date of grant over the amount on optionee must pay to acquire stock.

BRAINTECH, INC.
(A Development Stage Enterprise)

Notes to Consolidated Financial Statements, page 7
(Unaudited)
(Expressed in U.S. Dollars)

Three months ended March 31, 2000 and 1999
Period from inception on January 3, 1994 to March 31, 2000
--------------------------------------------------------------------------------

6.   COMMON STOCK (CONTINUED):

     (d) Stock options (continued):

         Had compensation cost been determined based on the fair value at the grant dates of the stock options and charged to earnings consistent with the measurement provision of FAS 123, the impact would be as follows:

---------------------------------------------------------------------------------------------------------------
                                                       Period from
                                                      inception on
                                                   January 3, 1994                 Three Months Ended March 31,
                                                      to March 31,                 ----------------------------
                                                              2000                   2000                 1999
---------------------------------------------------------------------------------------------------------------
                                                       (Unaudited)

         Loss for the period, as reported         $     (7,319,498)        $     (327,852)      $     (292,486)
         Estimated fair value of option grants          (2,375,052)                  -                    -
---------------------------------------------------------------------------------------------------------------
                                                        (9,694,550)              (327,852)            (292,486)
         Less compensatory benefit included in
           selling, general and administrative
           expenses                                      1,129,800                   -                    -
---------------------------------------------------------------------------------------------------------------

         Pro forma loss                              $  (8,564,750)        $     (327,852)      $     (292,486)
---------------------------------------------------------------------------------------------------------------

         Loss per share                              $      (0.34)         $       (0.01)       $         0.01
---------------------------------------------------------------------------------------------------------------

         The fair value of the stock option grants have been estimated using the Black-Scholes Option-Pricing model with the following assumptions: dividend yield - 0% (all periods), risk-free interest rate in 1999 - 5.88%; 1998 - 6.0%; 1997 - 5.0%, expected option life - 5 years (all periods); expected volatility in 1999 - 120%; 1998 - 156%; 1997 - 70%.


7.   INCOME TAXES:

     The Company has non-capital loss carry forwards for income tax purposes of approximately $4,725,000 which are available to reduce taxable income of future years. The unrecorded benefit of these losses carried forward is approximately $2,120,000. The benefit has been fully offset by a valuation allowance due to the uncertainty of the realization of the benefits.

     The unrealized benefits of the carry forward losses expire as follows:

              2010                                                         $       25,000
              2011                                                                972,500
              2012                                                              2,134,700
              2013                                                              1,246,400
              2014                                                                346,400
------------------------------------------------------------------------------------------

                                                                           $    4,725,000
------------------------------------------------------------------------------------------

BRAINTECH, INC.
(A Development Stage Enterprise)

Notes to Consolidated Financial Statements, page 8
(Unaudited)
(Expressed in U.S. Dollars)

Three months ended March 31, 2000 and 1999
Period from inception on January 3, 1994 to March 31, 2000
--------------------------------------------------------------------------------

8.   CONTINGENCIES:

     The Company is engaged in the following legal disputes:

     (a) On February 1, 1999, a former employee of the Company commenced legal proceedings against the Company claiming approximately $100,000 in damages for an alleged breach of a stock option agreement and approximately $7,500 alleged to be owing pursuant to a consulting agreement. The Company has filed a defence and counterclaim alleging breach of fiduciary duty and negligence. While the ultimate outcome is uncertain, management of the Company believes it will be successful in defending this action and accordingly no amount has been provided in these financial statements.

     (b) On March 16, 1999, three corporations commenced legal proceeding against the Company and certain of its present and former directors are claiming damages in the amount of $606,000 for breach of contract and conversion of stock certificates. The plaintiffs have not sought recovery of any shares of the Company. The Company has filed a defence and counterclaim alleging that the plaintiffs and a former promoter of the Company, caused share certificates of the defendant to be issued to the plaintiffs improperly, and caused funds of the Company to be used for unauthorized and improper purposes. In the previous year, the Company recorded the full amount of the $606,000 as a liability.

9.   COMMITMENTS:

     The Company has obligations under operating lease arrangements which require the following minimum annual payments:

---------------------------------------------------------------------------------------------------------------
     2000                                                                                         $    161,559
     2001                                                                                              222,812
     2002                                                                                              195,817
     2003                                                                                               95,605
---------------------------------------------------------------------------------------------------------------

                                                                                                  $    675,793
---------------------------------------------------------------------------------------------------------------

     Eighty percent of these amounts are recoverable pursuant to an agreement with Sideware Systems Inc., a company with certain common shareholders and directors as the Company.

10. SELLING, GENERAL AND ADMINISTRATIVE EXPENSES:

     Selling, general and administrative expenses are comprised of the following:

------------------------------------------------------------------------------------------------------------------

                                                         Period from
                                                        inception on
                                                     January 3, 1994                  Three Months Ended March 31,
                                                         to March 31,                -----------------------------
                                                                2000                   2000                 1999
------------------------------------------------------------------------------------------------------------------
                                                         (Unaudited)            (Unaudited)          (Unaudited)

     Compensatory benefit of employee stock options       $ 1,129,800              $    -               $    -
     Salaries and benefits                                    919,454                 53,453               58,721
     Other                                                  2,569,170                162,059              170,667
------------------------------------------------------------------------------------------------------------------

                                                          $ 4,618,424              $ 215,512            $ 229,388
------------------------------------------------------------------------------------------------------------------

                                   SIGNATURES

     In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form S-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in Vancouver, British Columbia, on June 21, 2000.

                                       BRAINTECH, INC.

                                       By: "Grant Sutherland"
                                           ----------------------------------
                                           W. Grant Sutherland
                                           Chairman of the Board of Directors

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE                     TITLE                                DATE
"Grant Sutherland"            Director, Chairman of                June 21, 2000
------------------------      the Board of Directors,
W. Grant Sutherland           Principal Financial Officer,
                              Principal Accounting Officer

*
------------------------      President, Chief Executive           June 21, 2000
Owen L.J. Jones               Officer and Director (Principal
                              Executive Officer)

*By: "Grant Sutherland"
     -------------------
     W. Grant Sutherland
     Attorney in Fact